

1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE MONTH OF SEPTEMBER 2002

SK Telecom Co., Ltd.

(Translation of registrant's name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-14102, 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the Six Months Ended June 30, 2002

In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries, and references to "SK Telecom" shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. Unless otherwise indicated, references to our number of subscribers shall include Shinsegi Telecomm, Inc.'s subscribers from April 1, 2000. All references to "Korea" contained in this report shall mean The Republic of Korea and all references to the "Government" shall mean the government of The Republic of Korea.

All references to "Kbps" shall mean one thousand binary digits, or bits, of information per second. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Korean won. All references to "Won" or "₩" in this prospectus supplement and the prospectus are to the currency of Korea, all references to "Dollars", "$" or "US$" are to the currency of the United States of America and all references to "Yen" or "¥" are to the currency of Japan.

Unless otherwise indicated, translations of Won amounts into Dollars in this report were made at the noon buying rate in effect on June 30, 2002 in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. This rate was Won 1,205.0 to US$1.00.

This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this report. We prepare our financial statements in accordance with generally accepted accounting principles in Korea ("Korean GAAP"), which differs in some respects from generally accepted accounting principles in the United States ("U.S. GAAP"). This section titled "—U.S. GAAP Reconciliation" below and notes 26 and 27 of our notes to consolidated financial statements describe the significant differences between Korean GAAP and U.S. GAAP as they relate to us and provide a reconciliation to U.S. GAAP of our net income and shareholders' equity. In addition, you should read carefully the section titled "—Critical Accounting Policies, Estimates and Judgments" as well as note 2 of our notes to consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial condition and results of operations.

Overview

Acquisition of Shinsegi. On April 27, 2000, we completed the acquisition of a 51.2% interest in Shinsegi. In subsequent transactions between March and September 2001, we increased our interest to 70.4%. The results of operations of Shinsegi have been consolidated with our results of operations beginning April 1, 2000. Shinsegi accounted for 16.6% of our consolidated assets and 21.3% of our consolidated revenue for the six months ended June 30, 2001 and 12.8% of our consolidated assets and 22.6% of our consolidated revenue as of and for the year ended December 31, 2001. In January 2002, we acquired the remaining 29.6% interest in Shinsegi which we did not yet own and merged Shinsegi into SK Telecom.

Revenue. We earn revenue principally from connection fees and monthly and usage fees paid by subscribers to our wireless services, interconnection fees paid to us by other telecommunications operators and sales of wireless handsets by our subsidiary, SK Teletech. The amount of our revenue depends principally upon the number of our wireless subscribers, the rates we charge for our services, subscriber usage of our services and the terms of our interconnection with other telecommunications operators.

Prior to March 2001, we also earned revenue from connection fees and monthly fees paid by subscribers for our paging services. Paging revenue decreased significantly in both absolute terms and as a percentage of our revenue since the end of 1997, falling from Won 558.6 billion or 15.7% of our revenue in 1998 to Won 57.7 billion or 0.8% of our revenue in 2000. In March 2001, we transferred our paging business to INTEC Telecom Co., Ltd. in exchange for 9.9% of INTEC Telecom's newly issued shares and bonds with a principal amount of Won 9.5 billion that can be converted into an additional 7.8% interest in INTEC Telecom. Consequently, the results of the paging business are no longer included in revenue from March 2001 and our paging revenues for the six months ended June 30, 2001 and for the year ended December 31, 2001 were negligible.

Our wireless subscriber base had been increasing rapidly in recent years, growing from approximately 6.0 million subscribers at the end of 1998 to approximately 15.3 million subscribers as of June 30, 2000. As of June 30, 2001, our subscriber base decreased to approximately 14.0 million subscribers. The FTC had approved our acquisition of Shinsegi on the condition that SK Telecom's and Shinsegi's combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50.0% as of June 30, 2001. In order to satisfy this condition, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers from April 1, 2001 through June 30, 2001. As of June 30, 2001, our market share was approximately 49.7%, so we are no longer subject to this restriction. Since July 1, 2001, we have resumed activation of new subscribers. As a result, our subscriber base increased to approximately 16.5 million subscribers as of June 30, 2002.

In March 2002, the MIC indicated its belief that certain incentive payments made to wireless handset dealers by us and other wireless network service providers were being passed on to purchasers of wireless handsets and therefore constituted improper handset subsidies. Consequently, beginning in April 2002, we eliminated such incentives, and believe that other wireless network service providers also eliminated such incentives. In May 2002, we, KT Freetel, LG Telecom and KT Corporation were fined an aggregate of Won 20.0 billion by the MIC in respect of these incentive payments. We were assessed and have paid in full a fine of Won 10.0 billion.

As a result of the elimination of these dealer incentives, we also experienced a significant reduction in our gross and net additions of new subscribers in April and May 2002. We believe that our competitors have also experienced similar reductions and that our wireless market share has not been adversely affected. We cannot assure you that the elimination of dealer incentives will not continue to adversely affect the rate at which we attract new subscribers or the rate at which existing subscribers upgrade their wireless handsets to take advantage of the higher data transmission capabilities of our CDMA 1xRTT and CDMA 1xEV/DO network technologies. We also believe that beginning in March 2002, there was an expectation among dealers that dealer incentives would soon be eliminated or reduced as a result of the MIC's actions. This expectation contributed to the abnormally high number of gross and net subscriber additions and higher churn rate that we experienced in March 2002 which was 2.1%, compared to 1.2% in January 2002 and 1.1% in February 2002. Churn rate increased in part because many existing subscribers chose to upgrade their handsets by terminating their service and opening a new subscriber account. Subsequently, our churn rate returned to lower levels to 1.2% in April and May 2002 and 1.0% in June 2002. In July and August 2002, our churn rate increased slightly to 1.9% and 1.5%, respectively. We believe that the higher churn rates in July and August 2002 was primarily as a result of more existing subscribers choosing to upgrade their handsets by terminating their service and opening a new subscriber account. We cannot assure you that our churn rates will not increase in the future.

For cellular services, we charge initial connection fees, a monthly access fee, usage charges and monthly charges for value-added services. Under current regulations, we must obtain prior MIC approval of the terms on which we may offer our services, including all rates and fees charged for these services. Each of our competitors, however, is permitted to offer its services at usage rates that are at its discretion without having to obtain MIC approval. Generally, the rates we charge for our services have been declining. In September 1997 and April 2000, we implemented revised rate plans which generally offer rates lower than our previous rates. Since mid-1998, we have been providing a 20% discount for calls made between our cellular customers. Effective May 1, 2001, we implemented a new charge system based on the amount of data that is transmitted to the subscribers' handsets, with respect to subscribers using our CDMA 1xRTT network. CDMA 1xRTT is an advanced CDMA-based technology which allows transmissions of data at speeds of up to 144 Kbps (compared to a maximum of 64 Kbps for our CDMA networks). As of June 30, 2002, our standard peak usage rate is approximately 17% higher than those charged by our competitors. After discussions with the MIC, effective January 1, 2002, we reduced our Standard rate plan's monthly access fee by Won 1,000, included 7 minutes of free air time and reduced our peak usage charges from Won 22 to Won 21. We can give no assurance that these rate changes, or other rate changes that we may implement in the future, will not negatively affect our results of operations.

Under our interconnection agreements, we are required to make payments in respect of calls from our subscribers which are routed through networks of other Korean telecommunication operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. The MIC revised the method for calculating interconnection charges between us and KT Corporation for 2000 and 2001, which we believe has adversely affected our per-minute interconnection charges, and consequently, our interconnection revenue. The MIC implemented interconnection charges for calls between wireless networks starting in January 2000. In April 2002, the MIC revised the manner in which interconnection charges for calls made from fixed-line operators to wireless networks and calls made between wireless networks are calculated. These charges, which were previously calculated on the basis of SK Telecom's actual imputed costs for 1998, are now calculated based on each wireless operator's actual imputed costs for 2000. The effect of this change was to reduce the interconnection fees payable by fixed-line operators by between 10.2% and 28.1%, depending on the operators involved. We believe that these changes adversely affect our net revenue because the changes reduce the interconnection charges payable to us in respect of calls made from fixed-line networks to our wireless networks. The reduction in fixed-to-wireless charges was also larger, in percentage terms, than the reduction in wireless-to-wireless interconnection charges, which affect both our revenue and our expenses. However, the positive impact of this change does not fully offset the adverse effect of the changes described above. We cannot assure you that we will not be adversely affected by future changes in the MIC's interconnection policies.

In the six months ended June 30, 2002, our average monthly outgoing minutes of voice traffic increased by 28.7% compared to the six months ended June 30, 2001. We believe that this trend principally reflects lower overall tariff levels and increased use of wireless telecommunications as a substitute for fixed-line communications. The average monthly monthly outgoing voice minutes per subscriber is computed by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The monthly weighted average number of subscribers is the sum of the average number of subscribers for the months calculated by taking the simple average number of subscribers at the beginning of the month and at the end of the month, divided by the number of months in the period.

Our consolidated average monthly revenue per subscriber increased by 8.5% to Won 37,269 for the six months ended June 30, 2002 compared to Won 34,352 for the six months ended June 30, 2001. The average monthly revenue per subscriber excludes interconnection revenue and is computed by dividing total initial connection fees, monthly access fees, usage charges for voice and data, international charges, value-added service fees and interest on overdue subscriber accounts (net of telephone tax) for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period.

These changes in our consolidated average monthly revenue per subscriber reflect the net effect of several offsetting trends, including:

- decreases in the rates we charge subscribers to use our wireless services;
- a general tendency for average monthly revenue to decline as our subscriber base matures and we attract more low-usage subscribers;
- the inclusion of Shinsegi's subscribers from April 1, 2000 since Shinsegi's

subscriber base has produced less revenue per subscriber than SK Telecom's;

- our adoption of more stringent subscriber deactivation policies in 2000, which we believe positively affected revenue per subscriber since the policies favored deactivation of low-usage subscribers;

- increased usage of our voice services by our subscribers, which we attribute principally to lower overall tariff levels and increased use of wireless telecommunications as a substitute for fixed-line communications; and

- increased usage of our data services by our subscribers, which we attribute principally to the lower overall tariff levels and our introduction of an increased range of wireless data and internet services as well as other value-added services such as caller ID services and the increase in the number of our subscribers using our CDMA 1xRTT network.

We cannot assure you that the increases in our average monthly revenue per subscriber experienced in the six months ended June 30, 2002 will continue or that revenue per subscriber will not decrease in future periods.

Operating Expenses and Operating Margins. Our operating expenses consist principally of depreciation, commissions paid to authorized dealers, network interconnection and leased line expenses, the cost of manufacturing handsets, advertising costs and labor costs. Our operating margin increased in 2001 and in the first six months of 2002, primarily due to an increase in the number of our subscribers and the decrease in commission payments to authorized dealers as a result of the MIC's decision to prohibit subsidies on handsets beginning June 1, 2000. We cannot assure you that our operating margin will not decrease in future periods.

Industry Consolidation. In January 2002, Shinsegi was merged into SK Telecom. In July 2000, KT Corporation acquired a 47.9% interest in Hansol and merged Hansol into KT Freetel. We believe that these transactions have increased KT Freetel's ability to compete with us. In May 2002 we acquired a 9.6% equity interest in KT Corporation and exchangeable bonds that can be exchanged for a 1.8% equity interest in KT Corporation. KT Corporation owned 40.3% of KT Freetel's outstanding shares as of May 31, 2002.

Results of Operations

The following table sets forth selected income statement data, including data expressed as a percentage of operating revenue, for the periods indicated:

	For the Six Months Ended June 30,			
	2001		2002	
	(In billions of Won, except percentages)			
Operating Revenue	₩ 3,866.7	100.0%	₩ 4,439.9	100.0%
Operating Expenses	2,717.0	70.3	3,018.9	68.0
Operating Income	1,149.7	29.7	1,421.0	32.0
Other Income	84.9	2.2	150.0	3.4
Other Expenses	271.9	7.0	223.7	5.0
Income Before Income Taxes and Minority Interest	962.7	24.9	1,347.3	30.4
Income Taxes	482.9	12.5	420.8	9.5
Minority Interest	29.5	0.8	(18.5)	(0.4)
Net Income	₩ 509.3	13.2%	₩ 908.0	20.5%
Depreciation and Amortization	₩ 783.8	20.3%	₩ 676.0	15.2%

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

Operating Revenue. Our operating revenue increased by 14.8% to Won 4,439.9 billion for the six months ended June 30, 2002 from Won 3,866.7 billion for the six months ended June 30, 2001, principally reflecting a 19.5% increase in our cellular revenue to Won 3,480.2 billion for the six months ended June 30, 2002 from Won 2,912.7 billion for the six months ended June 30, 2001, which was partially offset by a 17.2% decrease in interconnection revenue.

The increase in our cellular revenue was principally due to an increase in the number of our wireless subscribers, which more than offset a decrease in the average monthly revenue per subscriber. The number of our wireless subscribers increased to approximately 16.5 million as of June 30, 2002 from approximately 14.0 million as of June 30, 2001, reflecting increased marketing activity after June 30, 2001, when we satisfied the FTC's condition to our acquisition of Shinsegi that our wireless market share be less than 50.0% as of that date.

Our consolidated average monthly revenue per subscriber (including interconnection revenue) decreased by 1.2% to Won 42,888 for the six months ended June 30, 2002 from Won 43,411 for the six months ended June 30, 2001. The decrease is principally due to the reduction in tariffs by 8.3% from January 2002, the decrease in interconnection rates, which was only partially offset by increases in average monthly revenue per subscriber from wireless internet and value-added services, traffic substitution from fixed-line and the deactivation of some lower-usage subscribers following our introduction of more stringent involuntary subscriber deactivation policies in the first half of 2001.

On an aggregate basis, interconnection revenue decreased by 17.2% to Won 535.7 billion for the six months ended June 30, 2002 from Won 646.5 billion for the six months ended June 30, 2001. The decrease is the result of lower interconnection rates in 2002.

The following table sets forth certain revenue information about our wireless operations during the periods indicated:

	Six Months Ended June 30,			
	2001		2002	
	(In billions of Won, except percentages)			
Cellular Revenue:				
Wireless Services(1)	₩	2,912.7	₩	3,538.0
Interconnection		646.5		535.7
Digital Handset Sales		201.5		260.5
Total Cellular Revenue		3,760.7		4,334.2
Other Revenue:				
Paging Revenue(2)		8.8		—
International Calling Service(3)		40.0		48.2
Netsgo		19.7		15.1
Miscellaneous		37.6		42.4
Total Other Revenue		106.1		105.7
Total Operating Revenue	₩	3,866.7	₩	4,439.9
Cellular Revenue as a percent of Total Revenue		97.3%		97.6%
Total Operating Revenue Growth		6.7%		14.8%

(1) Wireless service revenue includes initial connection fees, monthly access fees, usage charges, international charges, value-added service fees and interest on overdue subscriber accounts (net of telephone tax).

(2) In March 2001, we transferred our paging business to INTEC Telecom in exchange for 9.9% of INTEC Telecom's newly issued shares and bonds with a principal amount of Won 9.5 billion that can be converted into an additional 7.8% interest in INTEC Telecom.

(3) Provided by our 90.8%-owned subsidiary, SK Telink Co., Ltd. as of June 30, 2002.

Operating Income. Our operating income increased by 23.6% to Won 1,421.0 billion for the six months ended June 30, 2002 from Won 1,149.7 billion for the six months ended June 30, 2001. Our operating income increased at a higher rate than operating revenue because our operating expenses for the six months ended June 30, 2002 increased by 11.1% to Won 3,018.9 billion compared to Won 2,717.0 billion for the six months ended June 30, 2001. Our operating expenses increased primarily due to increases in commissions paid, advertising expenses, depreciation expenses, labor costs, leased line expenses, interconnection expenses and miscellaneous operating expenses. We cannot assure you that operating revenue will continue to increase at a faster rate than operating expense.

Commissions paid to our authorized dealers increased by 45.0% to Won 888.1 billion for the six months ended June 30, 2002 compared to Won 612.7 billion for the six months ended June 30, 2001, primarily because we were seeking to increase our wireless market share in the first half of 2002.

Cost of goods sold increased by 24.8% to Won 238.8 billion for the six months ended June 30, 2002 compared to Won 191.3 billion for the six months ended June 30, 2001, primarily as a result of an increase in wireless handset sales.

Advertising expenses increased by 39.1% to Won 180.2 billion for the six months ended June 30, 2002 compared to Won 129.6 billion for the six months ended June 30, 2001, primarily due to promotion of new services, such as UTO, NATE, our wireless data service, and marketing activities related to the World Cup events held in Korea. In addition, advertising expenses for the first half of 2001 were unusually low as a result of our efforts to satisfy the FTC's condition to our acquisition of Shinsegi that our wireless market share be less than 50.0% as of June 30, 2001.

Depreciation expenses decreased by 8.7% to Won 634.1 billion for the six months ended June 30, 2002 compared to Won 694.5 billion for the six months ended June 30, 2001. The decrease in depreciation expenses was primarily due to the fact that as of June 30, 2002 we have not yet begun to depreciate certain works-in-progress.

Labor cost increased by 40.3% to Won 174.8 billion for the six months ended June 30, 2002 compared to Won 124.6 billion for the six months ended June 30, 2001. The increase was primarily due to higher wage levels.

Leased line expenses decreased by 14.5% to Won 144.3 billion for the six months ended June 30, 2002 compared to Won 168.9 billion for the six months ended June 30, 2001, primarily due to the integration of SK Telecom's wireless networks with that of Shinsegi, which was partially offset by an increase in our network requirements for leased lines, principally as a result of increased use of our data services.

Interconnection expenses decreased by 7.2% to Won 374.5 billion for the six months ended June 30, 2002 compared to Won 403.6 billion for the six months ended June 30, 2001, primarily due to lower levels of interconnection fees in 2002, which were partially offset by higher subscriber numbers.

Miscellaneous operating expenses decreased by 2.0% to Won 384.0 billion for the six months ended June 30, 2002 compared to Won 391.9 billion for the six months ended June 30, 2001.

Other Income. Other income, consisting primarily of interest income, foreign exchange and translation gains and commission income, increased by 76.7% to Won 150.0 billion for the six months ended June 30, 2002 compared to Won 84.9 billion for the six months ended June 30, 2001. Other income increased primarily due to significant increases in commission income and foreign exchange translation gains which were partially offset by a decrease in interest income.

Other Expenses. Other expenses includes interest and discounts, foreign exchange and translation losses, loss on disposal of property and equipment, donations and miscellaneous expenses. Other expenses decreased by 17.7% to Won 223.7 billion for the six months ended June 30, 2002 compared to Won 271.9 billion for the six months ended June 30, 2001. Other expenses decreased primarily as a result of lower losses on disposal of property and equipment, lower levels of donations and lower levels of miscellaneous expenses, which were only partially offset by an increase in interest and discounts. As a percentage of operating revenue, other expenses decreased to 5.0% for the six months ended June 30, 2002 from 7.0% for the six months ended June 30, 2001.

Income Tax. Our statutory income tax rate, including resident surtax, declined to 29.7% in the six months ended June 30, 2002 from 30.8% for the six months ended June 30, 2001. Our effective tax rate in the six months ended June 30, 2002 decreased to 31.2% from an effective tax rate of 50.2% for the six months ended June 30, 2001. The difference between the statutory rate and our effective tax rate in the six months ended June 30, 2001 was due primarily to an increase of Won 245.5 billion in the valuation allowance for deferred tax assets as a result of our decision to merge Shinsegi into SK Telecom. See note 18 of our notes to consolidated financial statements.

Net Income. Principally as a result of the factors discussed above, our net income increased by 78.3% to Won 908.0 billion for the six months ended June 30, 2002 from Won 509.3 billion for the six months ended June 30, 2001, increasing as a percentage of operating revenue to 13.2% in the six months ended June 30, 2002 compared to 20.5% in the six months ended June 30, 2001.

Liquidity and Capital Resources

We had a working capital (current assets minus current liabilities) deficit of Won 333.8 billion as of June 30, 2002 compared to a working capital deficit of Won 466.4 billion as of June 30, 2001.

We had cash, cash equivalents, short-term financial instruments and marketable securities of Won 1,607.9 billion as of June 30, 2002 and Won 1,302.4 as of June 30, 2001. We had outstanding short-term borrowings of Won 1,548.9 billion as of June 30, 2002 and Won 733.0 billion as of June 30, 2001. We funded our investment in shares and exchangeable bonds of KT Corporation in May 2002 with Won 901.7 billion of cash and by incurring Won 1,040.0 billion of short-term debt, some of which was repaid prior to June 30, 2002. As of June 30, 2002, we had availability under unused credit lines of approximately Won 926.1 billion.

In 2001 and the first half of 2002, our principal sources of funds were operating cash flow and increases in debt. Cash flow provided by operations in the six months ended June 30, 2002 was Won 2,098.6 billion, compared to Won 1,273.3 billion for the six months ended June 30, 2001. Depreciation and amortization for the six months ended June 30, 2002 were Won 676.0 billion, compared to Won 783.8 billion for the six months ended June 30, 2001.

As of June 30, 2002, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 3,070.9 billion. Our long-term debt included bonds in the amount of Won 3,040.7 billion, bank and institutional loans in the amount of Won 29.8 billion and obligation under capital lease of Won 0.4 billion. We had total long-term debt (excluding current portion and facility deposits) of Won 1,570.5 billion as of June 30, 2001. Our long-term debt increased as of June 30, 2002 primarily due to our investment in KT Corporation and license fees for SK IMT's planned W-CDMA network. W-CDMA is a high-speed wireless communication technology that we believe will allow us to offer even more sophisticated wireless data transmission services at faster speeds than our current networks. For a description of our long-term liabilities, see notes 2(i), 8, 9, 10, 11 and 12 of our notes to consolidated financial statements.

As of June 30, 2002, substantially all of our foreign currency-denominated long-term debt, which amounted to approximately 9.4% of our total outstanding long-term debt, including current portion, as of such date, was denominated in Dollars. Depreciation of the Won against the Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.

We issued an aggregate of Won 400.0 billion principal amount of unsecured and unguaranteed Won-denominated bonds in July and August 2002. These bonds mature in July 2007 and August 2007, respectively, and have an annual interest rate of 6%. We used the net proceeds from the sale of these bonds to repay short-term and maturing long-term indebtedness. See note 24 of our notes to consolidated financial statements.

We also have long-term liabilities in respect of facility deposits received from subscribers, which stood at Won 47.3 billion at June 30, 2002 and Won 57.2 billion at June 30, 2001. These non-interest bearing deposits are collected from some subscribers when they initiate service and returned (less unpaid amounts due from the subscriber for our services) when the subscriber's service is deactivated.

In June 2002, we sold Won 631.4 billion of accounts receivable under our handset dealer financing plan to a third party in an asset-backed securitization transaction. The proceeds from this transaction amounted to approximately Won 580.5 billion, a portion of which we used to repay short-term debt.

The following table sets forth our actual capital expenditures for 2001 and our currently planned capital expenditures for 2002, 2003 and 2004:

	Year Ended/Ending December 31,			
	2001	2002(1)	2003(1)	2004(1)
		(In billions of Won)		
CDMA Network	₩ 185	₩ 100	₩ 20	₩ 1
CDMA 1xRTT Network(2)	601	1,000	980	240
Wireless Data(3)	64	150	120	100
W-CDMA(4)	40	24	20	950
Other (including land and buildings)(5)	492	251	333	290
Total	₩ 1,382	₩ 1,525	₩ 1,473	₩ 1,581

(1) Estimated.

(2) Includes upgrades to CDMA 1xEV/DO Network technology which are estimated at Won 200 billion for 2002, Won 118 billion for 2003 and Won 110 billion for 2004.

(3) Consists principally of equipment necessary for the provision of data services.

(4) W-CDMA estimated capital expenditures for 2002 and 2003 assume that SKT IMT will not incur any significant capital expenditures for roll-out of W-CDMA network in those years. Please see the discussion below.

(5) Includes investments in internet-related businesses, real estate and information technology systems.

Our actual capital expenditures for the six months ended June 30, 2002 were Won 633.9 billion compared with Won 661.4 billion for the six months ended June 30, 2001. Our capital expenditures in 2001 were primarily for the construction and expansion of our CDMA 1xRTT network and, to a lesser extent, for the expansion of our CDMA network. Our capital expenditures for the first half of 2002 were primarily for the expansion of our CDMA 1xRTT network. Our capital expenditures for the second half of 2002 and for 2003 are expected to be primarily for the expansion and upgrading of our CDMA 1xRTT network and for the development and introduction of new wireless data services. We may consider increasing our planned capital expenditures for the last quarter of 2002 if we determine that we need to expand our CDMA 1xRTT network as a result of high levels of demand or increase our CDMA 1xEV/DO network coverage to become more competitive in the wireless internet services market. Our estimated capital expenditures for 2004 include significant investments in the roll-out of SK IMT's W-CDMA network. Our current plans envision, and the estimates above assume, that SK IMT will not incur significant capital expenditures on the construction of its W-CDMA network until after the end of 2003.

Our overall levels and timing of capital spending and our allocation of capital expenditures among projects are subject to many uncertainties, including uncertainties about the timing, cost and demand for our services. In addition, our capital expenditures are not always incurred at a fixed rate throughout the year, so capital expenditures during a period of less than one year may not be indicative of our likely capital expenditures for the full year.

In particular, we are uncertain about the timing of construction of SK IMT's W-CDMA network, which will depend on various market conditions and regulatory decisions as they develop over the next several years. At the time that we applied for SK IMT's W-CDMA license, we estimated that the construction of a nationwide W-CDMA network would require capital expenditures amounting to approximately Won 3.1 trillion over a six-year period. According to the terms of SK IMT's W-CDMA license, we are required to commence provision of W-CDMA services by the end of 2003. We have not yet determined a network roll-out plan for the W-CDMA network and have not subsequently revised or updated this estimate. Accordingly, our actual construction costs are likely to differ significantly from this estimate. SK IMT's actual capital expenditures for the construction of the W-CDMA network will depend upon many factors, including the scope and timing of the network roll-out, whether W-CDMA technology is widely implemented worldwide (which could lower the cost of network equipment) and other factors, many of which are beyond our control. The scope and timing of the roll-out of the W-CDMA network will itself depend on several other factors, including our assessment of the market opportunities for W-CDMA technology-based services, the requirements of the MIC and the availability of network equipment and handsets. In certain circumstances, depending on these factors, SK IMT might reduce the scope of the initial network or seek the MIC's consent to delay commencement of services until after 2003. If SK IMT commences construction of its W-CDMA network prior to the end of 2003, our capital expenditures for W-CDMA in 2002 and 2003 will likely be significantly higher and the timing and amounts of our other capital expenditures would likely be quite different from the estimates reflected in the table above. We may also increase, reduce or suspend our planned capital expenditures in response to market conditions or for other reasons.

In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. By participating in this privatization, we acquired 9.6% of KT Corporation's common stock and Won 332.0 billion aggregate principal amount of exchangeable bonds issued by KT Corporation that can be exchanged at our option for 1.8% of KT Corporation's common stock. The exchangeable bonds bear interest at an annual rate of 3.0% and mature in 2005. KT Corporation is Korea's principal fixed-line operator and the parent of KT Freetel, one of our principal wireless competitors. We purchased 29,808,333 shares of common stock of KT Corporation for Won 1.6 trillion and bonds exchangeable into 5,589,666 shares of such common stock for Won 332.0 billion. We funded our investment in shares and bonds of KT Corporation in May 2002 with Won 901.7 billion of cash and by incurring Won 1,040.0 billion of short-term debt. We invested in KT Corporation principally for the defensive purpose of preventing any particular corporation from controlling KT Corporation in order to preserve the neutrality of the local telephone network and protect our business activities from our competitors. We also believe that while we are a major shareholder of KT Corporation, KT Corporation may be less likely to sell shares in us without prior consultation with us. We believe that we can satisfy the purpose of our investment in KT Corporation by holding the 9.6% interest in KT Corporation which we hold in the form of shares. Consequently, on July 16, 2002, we sold all of the exchangeable bonds of KT Corporation which we owned to several Korean institutional investors for an aggregate sale price of Won 340.3 billion. We used the proceeds of the sale to repay our short-term debt and for general corporate purposes. We may consider in the future several options with respect to the balance of our investment in KT Corporation, including the possible exchange of our shares in KT Corporation for our shares currently held by KT Corporation. We currently do not plan to seek representation on the board of directors of, or to change or influence the control of, KT Corporation.

In August 2002, we purchased a 43.3% interest in Lycos Korea, one of Korea's leading internet portals, and subscribed for additional shares in Lycos Korea to increase our interest in Lycos Korea to 78.3%. These investments had an aggregate cost of approximately Won 44.7 billion.

From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment.

Our research and development expenses have been influenced by the MIC, which makes annual recommendations concerning the level of our research and development spending.

Our research and development expenses (including donations to research institutes and educational organizations) was 1.5% of operating revenue for the six months ended June 30, 2002 and 1.3% of operating revenue for the six months ended June 30, 2001.

We anticipate that capital expenditures, repayment of outstanding debt and research and development expenditures will represent our most significant use of funds in the second half of 2002 and thereafter. To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on funds provided by operations, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. In particular, we expect that we will require external sources of financing to fund SK IMT's planned construction of the W-CDMA network. We believe that these sources will be sufficient to fund our planned capital expenditures for the second half of 2002 and for 2003. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

No commercial bank in Korea may extend credits (including loans, guarantees and purchase of bonds) in excess of 20% of its shareholders' equity to any one borrower. In addition, no commercial bank in Korea may extend credits exceeding 25% of the bank's shareholders' equity to any one borrower and to any person with whom the borrower shares a credit risk. We believe that we have never operated near our limit with any Korean commercial bank.

We generally collect refundable, non-interest bearing deposits from our customers as a condition to activating their service. Subject to the approval of the MIC, we set the amounts to be collected for deposits for cellular services. Effective February 1, 1996, we generally require cellular subscribers to pay a facility deposit of Won 200,000. These deposits were an important source of interest-free capital for us and historically funded a substantial portion of our capital expenditures. Since 1997, we have been offering existing and new cellular subscribers the option of obtaining facility insurance from the Seoul Guarantee Insurance Company, instead of posting the facility deposit. In order to obtain this facility insurance, subscribers must meet Seoul Guarantee Insurance Company's credit requirements and pay a Won 13,000 premium for three years of coverage. After three years, we pay the cost of such insurance on the subscriber's behalf. For each defaulting insured subscriber, Seoul Guarantee Insurance Company reimburses us up to Won 350,000. We refund the facility deposit to any existing subscriber who elects to have facility insurance. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits amounted to Won 47.3 billion as of June 30, 2002. We do not expect to have a significant amount of facility deposits available for capital expenditures in the future.

On April 27, 2001, in accordance with the approval of our board of directors, we announced a treasury stock purchase program to acquire 4% of our total outstanding common stock during the period from May 2, 2001 to June 28, 2001 in order to stabilize our stock price. Pursuant to this program, we acquired an aggregate of 3,566,100 shares of our common stock in 2001 for an aggregate purchase price of Won 789.7 billion. We acquired these shares at market prices on different dates and hold them as treasury stock.

In October 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won 1.3 trillion for the purpose of acquiring our shares at market prices plus or minus five percent. Each of the trust funds has an initial term of three years but is terminable at our option six months after the establishment of the trust fund and at the end of each succeeding six-month period thereafter. While held by the trust funds, our shares are not entitled to voting rights and do not bear dividends. Upon termination of the trust funds, we are required to resell the shares acquired by the trust funds. On November 6, 2001, these funds purchased an aggregate of 2,674,580 of our shares of common stock, or approximately 3.0% of our issued shares, from KT Corporation. On January 31, 2002, these funds purchased from SK Global an aggregate of 1,367,180 shares of our common stock, or approximately 1.5% of our issued shares.

The total accrued and unpaid retirement and severance benefits for all of our employees as of June 30, 2002 of Won 91.7 billion is reflected in our consolidated financial statements as a liability. As of June 30, 2002, a portion of our retirement and severance liabilities, totaling Won 73.3 billion, has been funded. See note 2(k) of our notes to consolidated financial statements.

Dividends declared on our common stock amounted to Won 15.4 billion, Won 48.1 billion and Won 57.3 billion, respectively, in 1999, 2000 and 2001 which were paid by us in subsequent years.

Substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars.

We do not have any material swap or derivative transactions outstanding. We may consider in the future entering into such transactions solely for hedging purposes.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at June 30, 2002, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in billions of Won)				
Bonds	₩ 3,420.5	₩ 330.0	₩2,690.5	₩ 400.0	—
Long-term Borrowings	111.6	81.8	29.8	—	—
Capital lease Obligations	1.0	0.7	0.3	—	—
Operating Leases	5.9	5.9	—	—	—
Other Long-term Payables(1)	650.0	—	—	90.0	560.0
Total Contractual Cash Obligations	₩4,189.0	₩ 418.4	₩2,720.6	₩490.0	₩560.0

(1) Related to acquisition of IMT license. See note 2(i) of our notes to consolidated financial statements.

The following summarizes our contractual cash commercial commitments at June 30, 2002, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

Other Commercial Commitments	Total	Amount of Commitment Expiration Per Period			
		Less than 1 year	1-3 years	4-5 years	Over 5 years
		(in billions of Won)			
Lines of Credit	₩ 926.1	₩ 926.1	—	—	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Standby Repurchase Obligation	—	—	—	—	—
Other Commercial Commitments	—	—	—	—	—
Total Commercial Commitments	₩ 926.1	₩ 926.1	—	—	—

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. Annual inflation in Korea was 2.3% in 2000 and 4.1% in 2001. For the first half of 2001, the average inflation rate in Korea was 4.4%, compared to an average of 2.6% for the first half of 2002. We can give no assurance that inflation will not have an adverse effect on our operations.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of significant differences between Korean GAAP and U.S. GAAP, see notes 26 and 27 of our notes to consolidated financial statements.

Our net income for the six months ended June 30, 2002 under U.S. GAAP is lower than under Korean GAAP by Won 2.8 billion, principally as a result of differences in the treatment of deferred income taxes, intangible assets and nonrefundable activation fees. Our net income for the six months ended June 30, 2001 under U.S. GAAP is higher than under Korean GAAP by Won 15.6 billion, principally as a result of differences in the treatment of deferred income taxes, intangible assets and nonrefundable activation fees.

Our shareholders' equity at June 30, 2002 under U.S. GAAP is higher than under Korean GAAP by Won 290.2 billion, principally as a result of differences in the treatment of intangible assets, which increased shareholders' equity under U.S. GAAP, the effect of which was partially offset by differences in the treatment of minority interest in equity of consolidated affiliates. Our shareholders' equity at June 30, 2001 under U.S. GAAP is lower than under Korean GAAP by Won 576.5 billion, principally as a result of the differing treatment of minority interest in equity of consolidated affiliates.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The adoption of SFAS No. 143 is effective for us in the first quarter of 2003. We believe that the adoption of SFAS No. 143 will not have a significant impact on our future results of operations or financial position.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, which rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishments of Debts, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements and SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS No. 145 also amends SFAS No.

13, Accounting for Lease. We believe that such rescissions and amendment described above will not have significant impacts on our future results of operations or financial position.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan. The Company is required to implement SFAS No. 146 on January 1, 2003. We have not determined the impact, if any, that this statement will have on our consolidated financial position or results of operations.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
SK Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheet of SK Telecom Co., Ltd. (the "Company") and its subsidiaries as of June 30, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the six months then ended (all expressed in Korean won). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Shinsegi Telecomm, Inc. (a consolidated subsidiary) for the six months ended June 30, 2001, which statements reflect total assets constituting 16.6% of consolidated total assets at June 30, 2001, and total revenues constituting 21.3% of consolidated total revenues for the six months then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Shinsegi Telecomm, Inc., is based solely on the report of such other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of SK Telecom Co., Ltd. and its subsidiaries at June 30, 2001, and the results of their operations and their cash flows for the six months then ended, in conformity with accounting principles generally accepted in Korea.

As described in Note 3 to the accompanying consolidated financial statements, Company management approved the acquisition of a 51.19% equity interest in Shinsegi Telecomm, Inc.'s common stock on December 20,1999 and, on December 28, 1999, the Company acquired a 23.53% equity interest through the purchase of Shinsegi Telecomm, Inc.'s common stock held by Kolon International Corporation and other minority interest holders for ₩ 1,088,818 million. On April 27, 2000, the Company acquired the remaining 27.66% equity interest from POSCO (formerly known as Pohang Iron & Steel Co., Ltd.) by issuance of 5,794,924 shares of the Company's common stock. In addition, for the period from January 1, 2001 to September 29, 2001, the Company acquired an additional 19.21% equity interest for ₩327,733 million from other minority interest holders. On September 21, 2001, the Company's board of directors resolved to merge Shinsegi Telecomm, Inc. into the Company on January 1, 2002, subject to an approval by the Ministry of Information and Communication ("MIC").

As described in Note 15 to the accompanying consolidated financial statements, on October 26, 2001, in accordance with the approval of its board of directors, the Company established trust funds with four Korean banks with a total funding of ₩1.3 trillion for the purpose of acquiring its shares at market prices. On November 2, 2001, these funds purchased an aggregate of 2,674,580 of the Company's shares of common stock, or approximately 3.0% of its outstanding shares, from Korea Telecom for ₩669,982 million.

Accounting principles generally accepted in Korea vary in certain respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for the six months ended June 30, 2001 and shareholders' equity as of June 30, 2001 to the extent summarized in Note 26 to the consolidated financial statements.

Our audit also comprehended the translation of the Korean Won amounts into U.S. Dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a) to the accompanying consolidated financial statements. Such U.S. Dollar amounts are presented solely for the convenience of readers outside of Korea.

As described in Note 23 to the accompanying consolidated financial statements, the operations of the Company and its subsidiaries may be directly or indirectly affected by the general unstable economic conditions in the Republic of Korea and the impact of implementation of structural reforms.

December 6, 2001

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
SK Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheet of SK Telecom Co., Ltd. (the "Company") and its subsidiaries as of June 30, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the six months then ended (all expressed in Korean won). These consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements as of and for the six months ended June 30, 2002 for them to be in conformity with accounting principles generally accepted in Korea.

As described in Note 3 to the accompanying consolidated financial statements, on January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. in accordance with a resolution of the Company's board of directors dated September 21, 2001 and the approval of the shareholders of Shinsegi Telecomm, Inc. dated November 16, 2001.

Accounting principles generally accepted in Korea vary in certain respects from accounting principles generally accepted in the United States of America. Based on our review, we are not aware of any modifications that should be made to the disclosures in Notes 26 and 27 to the accompanying consolidated financial statements regarding application of accounting principles generally accepted in the United States of America as of and for the six months ended June 30, 2002.

Our review also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, based on our review, we are not aware of any material modifications that should be made thereto in order for such translation to be in conformity with the basis stated in Note 2(a) to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

As described in Note 23 to the accompanying consolidated financial statements, the operations of the Company and its subsidiaries may be directly or indirectly affected by the general unstable economic conditions in the Republic of Korea and the impact of the implementation of structural reforms.

August 29, 2002

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2001 AND 2002

	In millions of Korean won		In thousands of U.S. dollars (Note 2)	
ASSETS	2001	2002	2001	2002
		(Unaudited)		(Unaudited)
CURRENT ASSETS :				
Cash and cash equivalents (Note 12)	₩884,573	₩712,928	$734,085	$591,641
Short-term financial instruments (Note 12)	127,825	123,512	106,079	102,500
Marketable securities (Note 2)	290,019	771,469	240,680	640,223
Accounts receivable - trade, net of allowance for doubtful accounts of ₩97,497 million and ₩92,761million at June 30, 2001 and 2002, respectively (Notes 2 ,12 and 22)	994,818	1,269,210	825,575	1,053,286
Accounts receivable - other, net of allowance for doubtful accounts of ₩51,291 million and ₩72,536 million at June 30, 2001 and 2002, respectively (Notes 2 ,12 and 22)	454,724	755,995	377,364	627,382
Inventories (Note 2)	54,298	59,906	45,061	49,715
Short-term loans and other (Note 5)	66,463	95,165	55,156	78,975
Total Current Assets	2,872,720	3,788,185	2,384,000	3,143,722
NON-CURRENT ASSETS :				
Property and equipment, net (Notes 2, 6, 11, 20 and 21)	4,433,267	4,163,606	3,679,060	3,455,275
Intangible assets (Note 2)	2,534,369	3,709,808	2,103,211	3,078,679
Investment securities (Notes 2 and 4)	530,350	2,420,904	440,124	2,009,049
Long-term loans, net of allowance for doubtful accounts of ₩17,903 million and ₩19,632 million at June 30, 2001 and 2002, respectively (Notes 2, 5 and 12)	96,357	62,289	79,964	51,692
Guarantee deposits (Note 12)	283,187	251,044	235,010	208,335
Deferred income tax assets (Notes 2 and 18)	23,280	-	19,320	-
Advance payment for IMT license (Note 2)	650,000	-	539,419	-
Long-term bank deposits and other (Note 20)	21,759	31,898	18,057	26,471
Total Non-Current Assets	8,572,569	10,639,549	7,114,165	8,829,501
TOTAL ASSETS	₩11,445,289	₩14,427,734	$9,498,165	$11,973,224

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

JUNE 30, 2001 AND 2002

	In millions of Korean won		In thousands of U.S. dollars (Note 2)	
LIABILITIES AND SHAREHOLDERS' EQUITY	2001	2002	2001	2002
		(Unaudited)		(Unaudited)
CURRENT LIABILITIES :				
Accounts payable (Notes 12 and 22)	₩912,115	₩1,066,286	$756,942	$884,885
Short-term borrowings (Note 12)	733,005	1,548,887	608,303	1,285,383
Income taxes payable	179,734	411,205	149,157	341,249
Accrued expenses	325,823	484,257	270,393	401,873
Current portion of facility deposits	10,357	14,268	8,595	11,841
Current portion of long-term debt (Notes 8, 9 and 11)	1,050,560	411,590	871,834	341,568
Other	127,505	185,475	105,813	153,921
Total Current Liabilities	3,339,099	4,121,968	2,771,037	3,420,720
LONG-TERM LIABILITIES :				
Bonds payable, net (Notes 2 and 8)	1,458,217	3,040,721	1,210,139	2,523,420
Long-term borrowings (Note 9)	111,276	29,816	92,345	24,744
Obligations under capital leases (Notes 2, 11 and 12)	1,046	355	868	295
Facility deposits (Note 10)	57,203	47,278	47,471	39,235
Long-term payables - other, net of present value discount of ₩103,697 million at June 30, 2002 (Notes 2 and 12)	-	546,303	-	453,363
Accrued severance indemnities, net (Note 2)	45,579	91,719	37,825	76,115
Deferred income tax liabilities (Notes 2 and 18)	-	29,896	-	24,810
Guarantee deposits received and other (Note 12)	18,979	24,174	15,750	20,063
Total Long-Term Liabilities	1,692,300	3,810,262	1,404,398	3,162,045
Total Liabilities	5,031,399	7,932,230	4,175,435	6,582,765
COMMITMENTS AND CONTINGENCIES (Note 20)				
SHAREHOLDERS' EQUITY :				
Capital stock (Notes 1 and 13)	44,576	44,576	36,993	36,993
Capital surplus (Note 13) :				
Additional paid-in capital	3,736,253	2,884,430	3,100,625	2,393,718
Other capital surplus	(1,268)	275	(1,052)	228
Retained earnings :				
Appropriated (Note 14)	2,297,749	3,379,922	1,906,846	2,804,914
Unappropriated	508,990	914,106	422,398	758,594
Capital adjustments :				
Treasury stock (Note 15)	(794,709)	(1,192,940)	(659,510)	(989,992)
Unrealized loss on valuation of investment securities (Notes 2 and 4)	(97,061)	(237,688)	(80,549)	(197,251)
Stock options (Notes 2 and 16)	665	1,616	552	1,341
Foreign-based operations' translation credit (Note 2)	5,030	4,302	4,174	3,570
Minority interest in equity of consolidated subsidiaries	713,665	696,905	592,253	578,344
Total Shareholders' Equity	6,413,890	6,495,504	5,322,730	5,390,459
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	₩11,445,289	₩14,427,734	$9,498,165	$11,973,224

See accompanying Notes to Consolidated Financial Statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

SIX MONTHS ENDED JUNE 30, 2001 AND 2002

	In millions of Korean won		In thousands of U.S. dollars (Note 2)	
	2001	2002 (Unaudited)	2001	2002 (Unaudited)
OPERATING REVENUE (Notes 22 and 25)	₩3,866,742	₩4,439,933	$3,208,915	$3,684,592
OPERATING EXPENSES (Notes 2, 17, 22 and 25)	2,716,986	3,018,936	2,254,760	2,505,341
OPERATING INCOME	1,149,756	1,420,997	954,155	1,179,251
OTHER INCOME :				
Interest	47,705	39,477	39,589	32,761
Dividends	234	207	194	172
Commissions	6,354	36,493	5,273	30,285
Foreign exchange and translation gains (Note 2)	9,464	38,266	7,854	31,756
Gain on disposal of property and equipment	1,598	2,634	1,326	2,186
Equity in earnings of affiliates	2,388	7,796	1,982	6,470
Other	17,132	25,077	14,217	20,811
Sub-total	84,875	149,950	70,435	124,441
OTHER EXPENSES :				
Interest and discounts	125,113	152,936	103,828	126,918
Donations	42,910	3,105	35,610	2,577
Foreign exchange and translation losses (Note 2)	13,738	8,759	11,401	7,269
Loss on disposal and valuation of marketable securities (Note 2)	587	-	487	-
Loss on disposal of property and equipment	34,141	4,797	28,333	3,981
Loss on impairment of investment securities	3,326	419	2,760	349
Loss on impairment of property andequipment	-	4,756	-	3,947
Loss on impairment of intangible assets	-	2,977	-	2,470
Other	52,140	45,960	43,270	38,141
Sub-total	271,955	223,709	225,689	185,652
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	962,676	1,347,238	798,901	1,118,040
INCOME TAXES (Notes 2 and 18)	482,907	420,759	400,752	349,178
INCOME BEFORE MINORITY INTEREST	479,769	926,479	398,149	768,862
MINORITY INTEREST IN NET LOSS (GAIN)OF CONSOLIDATED SUBSIDIARIES	29,544	(18,505)	24,518	(15,357)
NET INCOME	₩509,313	₩907,974	$422,667	$753,505
NET INCOME PER SHARE (Notes 2 and 19) *(In Korean won and U.S. dollars)*	₩5,761	₩10,772	$4.78	$8.94

See accompanying Notes to Consolidated Financial Statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

SIX MONTHS ENDED JUNE 30, 2001 AND 2002

	Common Stock	Capital Surplus	Retained Earnings	Capital Adjustment	Minority Interest	Total Shareholders' Equity
(In millons of Korean won)						
Balance, December 31, 2000	₩44,576	₩3,748,715	₩2,297,426	(₩128,034)	₩131,866	₩6,094,549
Net income	-	-	509,313	-	-	509,313
Treasury stock transactions (Note 15)	-	-	-	(789,667)	-	(789,667)
Excess unallocated purchase price (Note 13)	-	(13,730)	-	-	-	(13,730)
Equity in capital surplus, retained earnings and capital adjustment changes of affiliates	-	-	-	9,879	-	9,879
Stock compensation plans (Notes 2 and 16)	-	-	-	282	-	282
Unrealized gains on valuation of investment securities (Note 4)	-	-	-	20,981	-	20,981
Foreign-based operations' translation credit	-	-	-	484	-	484
Increase in minority interest in equity of *consolidated subsidiaries*	-	-	-	-	581,799	581,799
Balance, June 30, 2001	₩44,576	₩3,734,985	₩2,806,739	(₩886,075)	₩713,665	₩6,413,890
(In thousands of U.S. dollars) (Note 2)						
Balance, December 31, 2000	$36,993	$3,110,967	$1,906,577	($106,252)	$109,432	$5,057,717
Net income	-	-	422,667	-	-	422,667
Treasury stock transactions (Note 15)	-	-	-	(655,325)	-	(655,325)
Excess unallocated purchase price (Note 13)	-	(11,394)	-	-	-	(11,394)
Equity in capital surplus, retained earnings and capital adjustment changes of affiliates	-	-	-	8,198	-	8,198
Stock compensation plans (Notes 2 and 16)	-	-	-	234	-	234
Unrealized gains on valuation of investment securities (Note 4)	-	-	-	17,411	-	17,411
Foreign-based operations' translation credit	-	-	-	401	-	401
Increase in minority interest in equity of consolidated subsidiaries	-	-	-	-	482,821	482,821
Balance, June 30, 2001	$36,993	$3,099,573	$2,329,244	($735,333)	$592,253	$5,322,730

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CONTINUED)

SIX MONTHS ENDED JUNE 30, 2001 AND 2002

	Common Stock	Capital Surplus	Retained Earnings	Capital Adjustment	Minority Interest	Total Shareholders' Equity
(In millons of Korean won)						
Balance, December 31, 2001	₩44,576	₩3,449,698	₩3,386,054	(₩1,492,634)	₩704,345	₩6,092,039
Net income	-	-	907,974	-	-	907,974
Treasury stock transactions (Note 15)	-	81,984	-	232,911	-	314,895
Excess unallocated purchase price (Note 13)	-	(646,978)	-	-	-	(646,978)
Equity in capital surplus, retained earnings and capital adjustment changes of affiliates	-	1	-	3,253	-	3,254
Stock compensation plans (Notes 2 and 16)	-	-	-	656	-	656
Unrealized losses on valuation of investment securities (Note 4)	-	-	-	(172,491)	-	(172,491)
Foreign-based operations' translation credit	-	-	-	3,595	-	3,595
Decrease in minority interest in equity of consolidated subsidiaries	-	-	-	-	(7,440)	(7,440)
Balance, June 30, 2002 (Unaudited)	₩44,576	₩2,884,705	₩4,294,028	(₩1,424,710)	₩696,905	₩6,495,504
(In thousands of U.S. dollars) (Note 2)						
Balance, December 31, 2001	$36,993	$2,862,820	$2,810,004	($1,238,700)	$584,519	$5,055,636
Net income	-	-	753,505	-	-	753,505
Treasury stock transactions (Note 15)	-	68,036	-	193,287	-	261,323
Excess unallocated purchase price (Note 13)	-	(536,911)	-	-	-	(536,911)
Equity in capital surplus, retained earnings and capital adjustment changes of affiliates	-	1	-	2,700	-	2,701
Stock compensation plans (Notes 2 and 16)	-	-	-	544	-	544
Unrealized losses on valuation of investment securities (Note 4)	-	-	-	(143,146)	-	(143,146)
Foreign-based operations' translation credit	-	-	-	2,983	-	2,983
Decrease in minority interest in equity of consolidated subsidiaries	-	-	-	-	(6,175)	(6,175)
Balance, June 30, 2002 (Unaudited)	$36,993	$2,393,946	$3,563,509	($1,182,332)	$578,344	$5,390,460

See accompanying Notes to Consolidated Financial Statement.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2001 AND 2002

	In millions of Korean won		In thousands of U.S. dollars (Note 2)	
	2001	2002	2001	2002
		(Unaudited)		(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES :				
Net income	₩509,313	₩907,974	$422,667	$753,505
Expenses not involving cash payments :				
Depreciation and amortization	783,822	675,990	650,475	560,988
Provision for severance indemnities	16,866	37,148	13,997	30,828
Loss on disposal of property and equipment	34,141	4,797	28,333	3,981
Provision for bad debts	24,543	9,734	20,368	8,078
Foreign translation loss	11,962	6,039	9,927	5,012
Loss on impairment of investment securities	3,326	419	2,760	348
Loss on impairment of property and equipment	-	4,756	-	3,947
Loss on impairment of intangible assets	-	2,977	-	2,471
Deferred income taxes	294,715	6,487	244,577	5,383
Minority interest in net gain of consolidated subsidiaries	-	18,505	-	15,357
Other	11,053	14,942	9,172	12,400
Sub-total	1,180,428	781,794	979,609	648,793
Income not involving cash receipts :				
Equity in earnings of affiliates	(2,388)	(7,796)	(1,982)	(6,470)
Foreign translation gain	(1,902)	(34,380)	(1,578)	(28,531)
Gain on disposal of property and equipment	(1,598)	(2,634)	(1,326)	(2,186)
Reversal of allowance for doubtful accounts	(371)	(1,629)	(308)	(1,352)
Minority interest in net loss of consolidated subsidiaries	(29,544)	-	(24,518)	-
Other	(35)	(8,935)	(29)	(7,415)
Sub-total	(35,838)	(55,374)	(29,741)	(45,954)
Changes in assets and liabilities related to operating activities :				
Accounts receivable - trade	100,051	(101,740)	83,030	(84,432)
Accounts receivable - other	(174,652)	301,665	(144,939)	250,344
Inventories	(20,948)	6,629	(17,384)	5,501
Other current assets	(14,624)	(26,700)	(12,136)	(22,158)
Accounts payable	(222,526)	(6,339)	(184,669)	(5,261)
Income taxes payable	(129,486)	40,853	(107,457)	33,903
Accrued expenses	81,851	127,434	67,926	105,754
Current portion of facility deposits	331	3,868	275	3,210
Other current liabilities	3,374	125,804	2,800	104,402
Severance indemnity payments	(8,040)	(10,706)	(6,672)	(8,885)
Decrease in deposits for group severence indemnities	4,074	3,480	3,381	2,889
Other	2	-	2	-
Sub-total	(380,593)	464,248	(315,843)	385,267
Net Cash Provided by Operating Activities	1,273,310	2,098,642	1,056,692	1,741,612

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
SIX MONTHS ENDED JUNE 30, 2001 AND 2002

	In millions of Korean won		In thousands of U.S. dollars (Note 2)	
	2001	2002	2001	2002
		(Unaudited)		(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES :				
Decrease in short-term financial instruments	₩521,729	₩313,014	$432,970	$259,763
Increase in advance payment for IMT license	(650,000)	-	(539,419)	-
Decrease (increase) in short-term loans and other current assets	19,521	(1,840)	16,200	(1,527)
Decrease (increase) in long-term bank deposits	3	(15)	2	(12)
Proceeds from sale of investment securities	7,850	2,801	6,515	2,324
Decrease in long-term loans	23,549	8,803	19,543	7,305
Decrease in guarantee deposits	105,611	28,312	87,644	23,495
Proceeds from disposal of property and equipment	28,033	14,216	23,264	11,798
Proceeds from disposal of intangible assets	477	10	396	8
Decrease (increase) in marketable securities	347,491	(125,663)	288,374	(104,285)
Acquisition of investment securities	(37,390)	(1,943,873)	(31,029)	(1,613,173)
Increase in long-term loans	(9,567)	(8,633)	(7,939)	(7,164)
Increase in guarantee deposits	(178,309)	(10,109)	(147,974)	(8,389)
Increase in other assets	(17,631)	-	(14,632)	-
Acquisition of property and equipment	(661,445)	(633,856)	(548,917)	(526,022)
Acquisition of intangible assets	(21,130)	(9,859)	(17,535)	(8,182)
Payment for purchase of new subsidiaries, net of cash acquired	(15,406)	-	(12,785)	-
Net Cash Used in Investing Activities	(536,614)	(2,366,692)	(445,322)	(1,964,061)

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

SIX MONTHS ENDED JUNE 30, 2001 AND 2002

	In millions of Korean won		In thousands of U.S. dollars (Note 2)	
	2001	2002	2001	2002
		(Unaudited)		(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES :				
Increase in short-term borrowings	₩785,032	381,938	$651,479	$316,961
Issuance of bonds payable	289,881	487,259	240,565	404,364
Increase in long-term borrowings	-	2,872	-	2,383
Increase in minority interest in equity of consolidated subsidiaries	614,798	-	510,206	-
Payment of short-term borrowings	(260,000)	-	(215,768)	-
Payment of current portion of long-term debt	(478,805)	(345,596)	(397,349)	(286,802)
Payment of dividends	(48,102)	(58,747)	(39,919)	(48,753)
Decrease in facility deposits	(4,585)	(9,241)	(3,805)	(7,669)
Purchase of treasury stock	(789,667)	(351,734)	(655,325)	(291,895)
Other	(51,165)	6,879	(42,461)	5,711
Net Cash Provided by Financing Activities	57,387	113,630	47,623	94,300
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	794,083	(154,420)	658,990	(128,150)
NET INCREASEIN CASH AND CASH EQUIVALENTS FROM THENEWLY CONSOLIDATED SUBSIDIARIES	-	68	-	56
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	90,490	867,280	75,095	719,734
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	₩884,573	₩712,928	$734,085	$591,641
Cash paid for interest (net of amounts capitalized)	₩133,938	₩96,693	$111,152	$80,243
Cash paid for income taxes	₩317,777	₩376,761	$263,715	$312,665

See accompanying Notes to Consolidated Financial Statements.

1. GENERAL

SK Telecom Co., Ltd. (the "Company") was incorporated in March 1984 under the laws of Korea as a wholly-owned subsidiary of KT Corporation (formerly known as Korea Telecom Corp.), the Korean government-owned fixed-line telephone company, and is currently engaged in providing cellular telephone communication services. The Company's common shares and depositary receipts (DRs) are listed on the Korea Stock Exchange and the New York and London Stock Exchanges, respectively. As of June 30, 2002, the Company's largest shareholders are the SK Group (34.54%), KT Corporation (9.83%) and POSCO (formerly known as Pohang Iron & Steel Co., Ltd.) (6.87%).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized as follows :

a. Basis of Presentation

The official accounting records of the Company are expressed in Korean won and are maintained in accordance with the relevant laws and regulations of Korea. The accounting principles and reporting practices followed by the Company and generally accepted in Korea ("Korean GAAP") may differ in certain respects from accounting principles and reporting practices generally accepted in other countries and jurisdictions. To conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America, the accompanying consolidated financial statements have been condensed, restructured and translated into English. The translations into U.S. dollars were made at the rate of ₩1,205.0 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the six months ended June 30, 2002. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate.

b. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. 20% to 50% owned affiliates are accounted for by the equity method of accounting.

The Company's subsidiaries are as follows :

Subsidiary	Year of Establishment	Primary business	Ownership Percentage (%)
SK Teletech Co., Ltd.	1995	Engineering and maintenance	61.66
Iridium Korea Co., Ltd.	1995	Telecommunication services	100.00
SK Capital Co., Ltd.	1995	Finance	100.00
SK Telecom International Inc.	1995	Telecommunication services	100.00
SK Telecom International LLC	1995	Telecommunication services	99.74
SK Telink Co., Ltd.	1998	Telecommunication services	90.77
Billplus Co., Ltd.	2000	Internet billing services	80.00
Netsgo Co., Ltd.	2000	Internet website services	95.82
SK Wyverns Baseball Club	2000	Business related sports	99.99
SK IMT Co., Ltd.	2001	Telecommunication services	61.34
Centurion IT Investment Association	2001	Investment association	37.50
SLD Telecom PTE Ltd.	2000	Telecommunication services	53.80
Global Credit & Information Corp.	1998	Credit and collection services	50.00

As allowed under Korean GAAP, SK Telecom International LLC, Billplus Co., Ltd. and Iridium Korea Co., Ltd. are excluded from consolidation in the accompanying financial statements as their total assets at the beginning of the fiscal year were less than ₩7 billion.

Effective January 1, 2002, SLD Telecom PTE Ltd. and Global Credit & Information Corp. are included in the consolidation of the accompanying financial statements as its total assets at the beginning of the fiscal year were more than ₩7 billion.

In accordance with Korean GAAP, the financial statements of prior years have not been restated to include or exclude the financial statements of these entities.

c. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Korea and the United States of America require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

d. Marketable Securities

Marketable securities, which consist of debt securities and debt unit trusts, are stated at market value.

e. Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

Activity in the allowance for doubtful accounts receivable - trade for the six months ended June 30, 2001 and 2002 is as follows (in millions of Korean won) :

	2001	2002
		(Unaudited)
Beginning balance	₩96,532	₩81,681
Additions	1,776	11,093
Reductions	(811)	(13)
Ending balance	₩97,497	₩92,761

f. Inventories

Inventories are stated at the lower of cost, determined using the moving average method, or net realizable value. Inventories consist of supplies for wireless telecommunication facilities, handsets and raw materials for handsets.

g. Investment Securities

(1) Investments With 20% or More Ownership Interest

Investment securities of non-consolidated affiliated companies, in which the Company has a 20% or more ownership interest, are carried using the equity method of accounting, whereby the Company's initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company's portion of shareholders' equity of the investee.

(2) Other Investments

Investments in equity securities with readily determinable fair value and investments in available-for-sale debt securities are reported at fair value with unrealized gains or losses reported as a capital adjustment in shareholders' equity until realized. Declines in the fair value which are anticipated to be not recoverable are recorded as impairment losses in current operations after eliminating any previously recorded capital adjustment for temporary changes. Subsequent recoveries or other future changes in fair value are recorded as a capital adjustment in shareholders' equity.

Investments in equity securities without readily determinable fair value are reported at cost, except for declines in the Company's proportionate equity of the underlying book value of the investees which are anticipated to be not recoverable, which are recorded as impairment losses in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investment.

Investments in government, public and corporate bonds are recorded at acquisition cost plus (or minus) the amortization of any difference between acquisition cost and par value of the bonds using the effective interest rate method.

h. Property and Equipment

Property and equipment are stated at cost. Routine maintenance and repairs are expensed as incurred. Expenditures which result in an enhancement of the value or extension of the useful life of the facilities involved are capitalized.

In addition, interest expense and other financial charges for borrowings related to the manufacture or construction of property and equipment are capitalized until such manufacture or construction activities are complete. The Company and its subsidiaries capitalized interest amounting to ₩32,639 million and ₩ 5,086 million for the six months ended June 30, 2001 and 2002, respectively.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (3□30 years) of the related assets.

i. Intangible Assets and Deferred Charges

Intangible assets are stated at cost less amortization computed using the straight-line method over 4 to 20 years.

With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ₩ 1,300,000 million to the Ministry of Information Communication ("MIC"). SK IMT, a subsidiary of the Company, which was incorporated on March 8, 2001 and is in the pre-operating stage at June 30, 2002, paid ₩650,000 million of this amount in March 2001 and is required to pay the remainder until 2011 with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (5.66% as of June 30, 2002). The future payments are ₩90,000 million in 2007, ₩110,000 million in 2008, ₩130,000 million in 2009, ₩150,000 million in 2010 and ₩170,000 million in 2011. On December 4, 2001, SK IMT received the IMT 2000 license from the MIC, and recorded the total license cost as an intangible asset. Amortization of the IMT license is to commence when SK IMT commences providing IMT 2000 service.

Interest expense and other financial charges for borrowings related to the purchase of intangible assets are capitalized until the asset is put in use. SK IMT, a subsidiary of the Company, capitalized interest amounting to ₩47,505 million relating to intangible assets during the six months ended June 30, 2002.

j. Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

k. Accrued Severance Indemnities

In accordance with the policies of the Company and its subsidiaries, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

The Company and certain subsidiaries have deposits with insurance companies to fund the portion of the employees' severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. In 2000, the Company and certain subsidiaries changed the beneficiary of such deposits from companies themselves to their employees. As a result, such funding of severance indemnities in outside insurance companies, of which the beneficiary is their employees, totaling □56,386 million and □73,321 million as of June 30, 2001 and 2002, respectively, are deducted from accrued severance indemnities in accordance with Korean GAAP.

In accordance with the Korean National Pension Fund Law, the Company and certain subsidiaries transferred a portion of their accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ₩7,761 million and ₩7,121 million as of June 30, 2001 and 2002, respectively, are deducted from accrued severance indemnities.

Changes in accrued severance indemnities for the six months ended June 30, 2001 and 2002 are as follows (in millions of Korean won) :

	2001	2002
		(Unaudited)
Beginning balance	₩32,676	₩61,620
Provision	16,866	37,148
Payments to employees	(8,040)	(10,706)
Transfer from affiliated and related companies	3	-
Increase in accrued severance indemnities from newly consolidated subsidiaries	-	177
Deposits for severance indemnities	4,074	3,480
Ending balance	₩45,579	₩91,719

l. Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

Assets and liabilities related to capital leases are recorded as property and equipment and long-term payables - other, respectively, and the related interest is calculated using the effective interest rate method and charged to expense. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

m. Research and Development Costs

The Company and its subsidiaries charge substantially all research and development costs to expense as incurred. The Company and its subsidiaries incurred research and development costs of ₩50,035 million and ₩68,130 million for the six months ended June 30, 2001 and 2002, respectively.

n. Derivative Instruments

The Company and its subsidiaries record rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings.

o. Income Taxes

Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carryforwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable. Deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

p. Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

q. Foreign-Based Operations' Translation Credit

In translating the foreign currency financial statements of the Company's overseas subsidiaries into Korean won, the Company presents the translation gain as a foreign-based operations' translation credit in the capital adjustment section of the balance sheet. The translation gain arises from the application of different exchange rates; the year-end rate for balance sheet items except shareholders' equity, the historical rate for shareholders' equity and the daily average rate for statement of income items.

r. Accounting for Foreign Currency Transactions

The Company and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by the Korean government on the balance sheet dates, which, for U.S. dollars, were ₩1,300.70 =US$1.00 and ₩ 1,201.80 =US$1.00 at June 30, 2001 and 2002, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

s. Valuation of Long-Term Payables

Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal receivable or payable balances. Amortization of such imputed interest is included in operations using the effective interest rate method over the redemption period.

t. Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value method of accounting for the employee stock option compensation plan. The plan was established, effective as of March 17, 2000, to reward the performance of its management who have contributed, or have the ability to contribute, significantly to the Company (see Note 16). Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the life of the option, dividends on the stock, or the risk-free interest rate.

u. Reclassification of Certain Accounts

For comparative purposes, certain accounts in the consolidated financial statements for the six months ended June 30, 2001 have been reclassified to conform with the presentation of the consolidated financial statements for the six months ended June 30, 2002. These reclassifications did not have an effect on the reported financial position of the Company and its subsidiaries as of June 30, 2001 or the results of their operations for the six months then ended.

v. Unaudited Interim Financial Statements

The accompanying unaudited interim financial statements reflect all adjustments which are, in the opinion of Company management, necessary for a fair statement of the results during the interim period presented.

3.ACQUISITION OF AND MERGER WITH SHINSEGI TELECOMM, INC.

In order to maximize shareholder value through voluntary restructuring of the domestic wireless telecom industry, Company management approved the acquisition of a 51.2% equity interest in Shinsegi Telecomm, Inc.'s common stock on December 20, 1999 and, on December 28, 1999, the Company acquired a 23.5% equity interest through the purchase of Shinsegi Telecomm, Inc.'s common stock held by Kolon International Corporation and other minority shareholders for ₩1,088,819 million. The Company acquired the remaining 27.7% equity interest on April 27, 2000 from POSCO by the issuance of 5,794,924 shares of the Company's common stock with a market value of ₩1,657,348 million on the issuance date.

The acquisition of the 51.2% equity interest in Shinsegi Telecomm, Inc.'s common stock completed on April 27, 2000 is summarized as follows:

	In millions of Korean won
Fair value of assets acquired	₩1,183,633
Goodwill	2,560,690
Elimination of investment in unconsolidated affiliate	(1,067,180)
Assumed liabilities	(1,018,710)
Acquisition cost after adding incidental costs of ₩1,085 million	₩1,658,433

In 2001, the Company acquired an additional 19.2% equity interest in Shinsegi Telecomm, Inc. for ₩327,733 million. And on January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. in accordance with a resolution of the Company's board of directors dated September 21, 2001 and the approval of shareholders of Shinsegi Telecomm, Inc. dated November 16, 2001. The exchange ratio of common stock between the Company and Shinsegi Telecomm, Inc. was 0.05696 to 1. Using such exchange ratio, the Company distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. and the Company retired all shares of Shinsegi Telecomm, Inc. owned by the Company upon the merger.

The additional acquisition of equity interests in Shinsegi Telecomm, Inc. after its acquisition of a majority equity interest on April 27, 2000 was also accounted for under the purchase method of accounting whereby the purchase price was allocated to assets acquired and liabilities assumed based on the fair value at the date when the Company acquired a majority equity interest in Shinsegi Telecomm, Inc. The excess unallocated purchase prices of ₩299,121 million for the additional 19.2% equity interest acquired in 2001 and ₩646,978 million for the distribution of 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002, were recorded as decreases in capital surplus in accordance with Korean GAAP.

The condensed balance sheets of Shinsegi Telecomm, Inc. as of December 31, 2001 and January 12, 2002 and the condensed statements of operations for the year ended December 31, 2001 and the period from January 1, 2002 to January 12, 2002, which have been adjusted for the difference in depreciation methods between the Company and Shinsegi Telecomm, Inc., are as follows (in millions of Korean won) :

	December 31, 2001	January 12, 2002
(Condensed balance sheets)		
Current assets	₩578,627	₩574,319
Non-current assets	1,131,930	1,126,811
Total Assets	₩1,710,557	₩1,701,130
Current liabilities	₩1,089,375	₩1,077,440
Long-term liabilities	513,109	509,934
Total Liabilities	1,602,484	1,587,374
Capital stock	800,000	800,000
Accumulated deficit	(689,599)	(680,058)
Capital adjustments	(2,328)	(6,186)
Total Stockholders' Equity	108,073	113,756
Total Liabilities and Stockholders' Equity	₩1,710,557	₩1,701,130

	Year ended December 31, 2001	Period from January 1, 2002 to January 12, 2002
(Condensed statements of operations)		
Operating revenue	₩2,007,018	₩71,638
Operating expenses	(1,793,130)	(58,562)
Operating income	213,888	13,076
Other income	71,598	2,570
Other expenses	(181,938)	(3,141)
Income before income taxes	103,548	12,505
Provision for income taxes	(135,105)	(2,964)
Net income (loss)	(₩31,557)	₩9,541

4. INVESTMENT SECURITIES

Investment securities as of June 30, 2001 and 2002 are as follows (in millions of Korean won) :

	Ownership percentage (%) at June 30, 2002	Acquisition cost	Fair value or net assets at June 30, 2002	2001	2002
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
(Investments in affiliates)					
SK C&C Co., Ltd.	30.0	₩19,070	₩52,742	₩47,601	₩58,433
VCASH	25.0	4,170	2,782	3,767	2,782
STIC IT Venture Capital	30.8	8,000	7,855	8,507	7,855
Skytel Co., Ltd.	28.5	2,158	2,823	1,484	2,823
SK China Company Ltd.	20.7	3,195	3,507	3,674	3,507
Iridium Korea Co., Ltd.	100.0	4,000	6,131	5,271	5,271
Daegu Electronics Co., Ltd.	34.0	680	-	680	-
Eonex Technologies, Inc.	26.0	3,600	2,993	3,600	4,219
Widerthan.com	20.0	1,000	2,423	750	1,127
SKT-HP Joint Fund	50.0	6,415	6,415	-	6,415
SKT QC Wireless Development Fund, LLC	50.0	6,540	6,540	-	5,986
Other investments in affiliates	-			10,771	20,208
(Investments in listed companies)					
Digital Chosunilbo Co., Ltd.	10.1	5,781	3,382	6,533	3,382
Hanaro Telecom Inc.	5.7	151,373	65,157	54,970	65,157
KT Corporation	9.6	1,609,650	1,439,743	-	1,439,742
Korea Radio Wave Basestation Management (*)	6.5	1,171	1,449	616	1,449
(Investments in non-listed companies)					
SK Group Japan Co., Ltd.	16.5	16,416	16,002	11,131	16,417
Korea Information Certificate Authority, Inc.	10.0	2,000	2,000	2,000	2,000
Powercomm Co.,Ltd.	5.0	240,243	41,170	240,243	240,243
Japan MBCO	8.2	12,288	9,022	-	12,288
G&G Networks Co., Ltd.	4.0	14,437	14,437	14,438	14,438
SK Life Insurance Co., Ltd.	9.5	14,890	-	11,195	14,890
Intec Telecom Co., Ltd.	9.9	5,980	1,887	5,981	5,981
Korea Economic Daily and others				25,132	33,215
(Other)					
Investments in public bonds				2,420	668
Convertible bonds of Intec Telecom Co., Ltd.				9,514	9,514
Convertible bonds of Eonex Technologies, Inc.				-	2,000
Exchangeable bonds of KT Corporation				-	341,987
Subordinated bonds of SK Life Insurance Co., Ltd.				50,000	50,000
Subordinated bonds of Nate First Special Purpose Company				-	40,506
Other investments				10,072	8,401
				₩530,350	₩2,420,904

(*) listed on the Korea Stock Exchange in June 2002.

The net unrealized loss on investments in common stock of Digital Chosunilbo Co., Ltd. and Hanaro Telecom, Inc. as of June 30, 2001 totaling ₩106,166 million and the net unrealized loss on investment in common stock of KT Corporation, Digital Chosunilbo Co., Ltd., Hanaro Telecom, Inc. and Korea Radio Wave Basestation Management as of June 30, 2002 totaling ₩258,245 million were recorded as a capital adjustment.

The net asset value of the Company's investments in the common stock of Powercomm Co., Ltd. was ₩41,170 million as of December 31, 2001, which was ₩199,073 million less than the carrying amount. However, no valuation allowance was provided for these investments as Company management expects the carrying amount of its investment to be recoverable in the near future and that any decline in value is temporary (see Note 2 (g)).

The net asset value of SK Life Insurance Co. as of June 30, 2002 was zero, which was ₩14,890 million less than the carrying amount. However, no valuation allowance was provided for the equity investment or the subordinated bonds of SK Life Insurance Co. as Company management believes any decline in value is temporary (see Note 2(g)).

On March 30, 2001, the Company transferred its paging business to Intec Telecom in exchange for 9.9% of Intec Telecom's newly issued common stock and bonds with a principal amount of ₩9.5 billion that can be converted into an additional 7.8% interest in Intec Telecom.

On May 23, 2002, the Company acquired a 9.6% equity interest in KT Corporation and exchangeable bonds that can be exchanged for a 1.8% equity interest in KT Corporation, for ₩1,609 billion and ₩332 billion, respectively, as a result of participation in the privatization of KT Corporation. The exchangeable bonds bear interest at an annual rate of 3.0% and mature in 2005. On July 16, 2002, the Company sold all of the exchangeable bonds of KT Corporation for ₩340,260 million.

On June 21, 2002, the Company sold ₩631,447 million of accounts receivable resulting from its mobile phone dealer financing plan to Nate First Special Purpose Company in an asset-backed securitization transaction. In the course of this transaction, the Company acquired subordinate bonds issued by Nate First Special Purpose Company for ₩40,506 million in order to enhance the credit of bonds issued by Nate First Special Purpose Company (See Note 20 (e)).

As allowed under Korean financial accounting standards, investments in equity securities of Iridium Korea Co., Ltd., Daegu Electronics Co., Ltd. and others were not accounted for using the equity method of accounting, as their total assets at the beginning of the fiscal year were less than ₩7 billion.

Details of the changes in investments in affiliates accounted for using the equity method for the six months ended June 30, 2001 and 2002 are as follows (in millions of Korean won) :

	Six months ended June 30, 2001						
	Beginning balance	Acquisition	Equity in earnings (losses)	Equity in retained earnings	Equity in capital surplus and capital adjustments	Dividends received	Ending balance
SK C&C Co., Ltd.	₩36,139	₩-	₩2,690	₩-	₩9,372	(₩600)	₩47,601
VCASH	4,059	-	(321)	-	29	-	3,767
STIC IT Venture Capital	8,491	-	5	-	11	-	8,507
SK China Company Ltd.	3,195	-	14	-	465	-	3.674
	₩51,884	₩-	₩2,388	₩-	₩9,877	(₩600)	₩63.549

	Six months ended June 30, 2002 (Unaudited)						
	Beginning balance	Acquisition	Equity in earnings (losses)	Equity in retained earnings	Equity in capital surplus and capital adjustments	Dividends received	Ending balance
SK C&C Co., Ltd.	₩43,475	₩-	₩9,510	₩-	₩6,048	(₩600)	₩58,433
VCASH	3,417	-	(631)	-	(4)	-	2,782
STIC IT Venture Capital	8,038	-	(183)	-	-	-	7,855
Skytel Co., Ltd.	2,352	675	-	-	(204)	-	2,823
SK China Company Ltd	3,869	-	-	-	(362)	-	3,507
Eonex Technologies, Inc.	3,600	-	(1,006)	-	1,625	-	4,219
Widerthan.com	1,000	-	130	-	(3)	-	1,127
SKT-HP Joint Fund	6,415	-	-	-	-	-	6,415
SKT QC Wireless Development Fund, LLC	6,540	-	(24)	-	(530)	-	5,986
	₩78,706	₩675	₩7,796	₩-	₩6,570	(₩600)	₩93,147

5. LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of June 30, 2001 and 2002 are as follows (in millions of Korean won) :

	Annual interest rate	2001	2002 (Unaudited)
Loans to employees' stock ownership association	-	₩82,699	₩61,212
Loans to employees for housing and other	3 - 4%	18,052	4,665
		₩100,751	₩65,877

6. PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2001 and 2002 are as follows (in millions of Korean won) :

	Useful lives (years)	2001	2002 (Unaudited)
Land		₩436,378	₩440,751
Buildings and structures	15,30	942,400	949,924
Machinery	3-6	6,173,149	6,192,629
Vehicles	3-4	16,506	15,362
Construction in progress		294,422	242,478
Other	3-4	600,543	781,429
Acquisition cost		8,463,398	8,622,573
Less accumulated depreciation		(4,030,131)	(4,458,967)
Property and equipment, net		₩4,433,267	₩4,163,606

The government's declared standard value of land owned as of June 30, 2001 and 2002 are ₩326,626 million and ₩347,000 million, respectively.

7. CURRENCY FORWARD CONTRACTS

Details of the Company's subsidiary's foreign currency forward contracts designated as hedging the foreign currency exposure in bank deposits denominated in U.S. dollars as of June 30, 2002 are as of follows (in millions of Korean won and thousands of U.S. dollars) :

Maturity date	U.S. dollars to be sold	Forward exchange rate	Unrealized gain for currency forwards
August 28, 2002	US$8,188	₩1,235.95/US$	₩231

8. BONDS PAYABLE

Bonds payable as of June 30, 2001 and 2002 are as follows (in millions of Korean won and thousands of U.S. dollars) :

	Maturity year	Annual interest rate (%)	2001	2002 (Unaudited)
Domestic general bonds	2001	8.0-16.0	₩620,000	₩-
"	2002	8.0	475,000	250,000
"	2003	6.6-9.9	750,000	910,000
"	2004	5.0-7.0	220,000	1,120,000
"	2005	6.0	-	500,000
"	2006	6.0	-	400,000
Dollar denominated bonds	2004	7.75	260,241	240,454
			2,325,241	3,420,454
Less : Discounts on bonds			(29,545)	(50,576)
Net			2,295,696	3,369,878
Less portion due within one year			(837,479)	(329,157)
Long-term portion			₩1,458,217	₩3,040,721

9. LONG-TERM BORROWINGS

Long-term borrowings denominated in Korean won as of June 30, 2001 and 2002 are as follows (in millions of Korean won) :

	Final maturity year	Annual interest rate (%)	2001	2002 (Unaudited)
Kookmin Bank	2002	9.90	₩44,537	₩-
Shinhan Bank	2002	8.84	24,600	-
Korea Development Bank	2004	Floating rate	39,250	25,000
Total			108,387	25,000
Less portion due within one year			(38,850)	(12,500)
Long-term portion			₩69,537	₩12,500

At June 30, 2002, the floating rate for Korea Development Bank borrowings is 7.90%.

Long-term borrowings denominated in foreign currency as of June 30, 2001 and 2002 are as follows (in millions of Korean won and thousands of U.S. dollars) :

	Final maturity year	Annual interest rate (%)	2001	2002
				(Unaudited)
Korea Development Bank	2002	3M Libor + 3.2	US$952	US$-
〃	2002	3M Libor + 2	4,766	-
〃	2004	3M Libor + 3.45	26,868	17,912
BNP Paribas	2002	6M Libor + 0.5	-	40,000
Woori Bank	2005	Floating rate	-	8,178
Korea Exchange Bank	2002	6M Libor + 0.65	-	6,000
Woori Bank	2005	3M Libor + 1.1	10,904	-
KEB (Ireland) Investment Limited and other	2002	6M Libor +(0.5~0.7)	122,000	-
Total in foreign currency			US$165,490	US$72,090
Equivalent in Korean won			₩215,252	₩86,638
Less portion due within one year			(173,513)	(69,322)
Long-term portion			₩41,739	₩17,316

At June 30, 2002, the 3M Libor, 6M Libor and floating rate of Woori Bank are 1.86%, 1.96% and 3.39%, respectively.

The future maturities of long-term borrowings at June 30, 2002 are as follows (in millions of Korean won) :

Twelve months ending June 30,	Long-term borrowings in Korean won	Long-term borrowings in foreign currency	Total
	(Unaudited)	(Unaudited)	(Unaudited)
2003	₩12,500	₩69,322	₩81,822
2004	12,500	14,040	26,540
2005	-	3,276	3,276
	₩25,000	₩86,638	₩111,638

10. FACILITY DEPOSITS

The Company receives facility guarantee deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

Long-term facility guarantee deposits by service type held as of June 30, 2001 and 2002 are as follows (in millions of Korean won, except deposit per subscriber amounts) :

Service type	Deposit per subscriber	2001	2002
			(Unaudited)
Cellular	₩200,000	₩57,202	₩47,278
Local phone	100,000	1	-
Total		₩57,203	₩47,278

The Company offers existing and new cellular subscribers the option of obtaining facility insurance from Seoul Guarantee Insurance Company ("SGIC") in lieu of the facility deposit. Existing subscribers who elect this option are refunded their facility deposits. As a result, the balance of facility guarantee deposits has been decreasing. As the Company withdrew from the local phone business, the Company has no deposits for local phones as of June 30, 2002.

11. LEASES

The Company and its subsidiaries lease certain machinery and equipment under capital leases. The Company and its subsidiaries have an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. The capitalized cost and accumulated depreciation related to these leased assets as of June 30, 2002 are ₩3,841 million and ₩2,376 million, respectively, and depreciation expense for the six months ended June 30, 2001 and 2002 were ₩638 million and ₩494 million, respectively.

Future minimum payments under capital leases as of June 30, 2002 are as follows (in millions of Korean won) :

Twelve months ending June 30,	Principal	Interest	Total
	(Unaudited)	(Unaudited)	(Unaudited)
2003	₩611	₩62	₩673
2004	355	16	371
Total	₩966	₩78	₩1,044

As of June 30, 2002, the Company and its subsidiaries leased certain machinery and equipment under operating leases. The minimum annual lease payables under operating leases are as follows (in millions of Korean won) :

Twelve months ending June 30,	Lease payable in Korean won	Lease payable in foreign currency	Total
	(Unaudited)	(Unaudited)	(Unaudited)
2003	₩2,020	₩2,891	₩4,911
2004	368	604	972
Total	₩2,388	₩3,495	₩5,883

Lease expenses for the six months ended June 30, 2001 and 2002 were ₩6,504 million and ₩3,901 million, respectively.

12. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9) as of June 30, 2001 and 2002 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Euros, thousands of Swedish krones, thousands of Great Britain pounds, thousands of Chinese Renminbi, thousands of Australian dollars and thousands of Singapore dollars) :

	Foreign currencies		Korean won equivalent	
	2001	2002	2001	2002
		(Unaudited)		(Unaudited)
Cash and cash equivalents	US$7,600	US$15,589	₩9,885	₩18,735
	¥6	¥4	-	-
Short-term financial instruments	US$37,881	US$31,429	49,272	37,771
Accounts receivable - trade	US$14,382	US$17,070	18,636	20,515
	-	¥240	-	3
Accounts receivable - other	US$1,909	US$3,348	2,483	4,023
	¥10,761	-	112	-
Long-term loans	US$69	-	90	-
Guarantee deposits	US$9	US$60	12	72
Total			₩80,490	₩81,119
Accounts payable	US$14,290	US$13,370	18,375	16,069
	¥420,130	¥873,696	4,383	8,777
	HKD94	HKD318	16	49
	SGD36	SGD24	26	16
	RMB57	RMB78	9	11
	GBP15	GBP25	28	45
	-	AUD1	-	1
	-	SEK4	-	1
	-	EUR71	-	84
Short-term borrowings	US$7,381	US$9,801	9,600	11,778
	¥794,794	¥2,178,179	8,292	21,880
	-	EUR49	-	58
Long-term payables - other Including current portion	US$1,000	1,000	1,301	1,202
Obligation under capital leases including current portion	US$1,134	US$804	1,475	966
Other long-term liabilities	US$228	-	296	-
Total			₩43,801	₩60,937

13. CAPITAL STOCK AND CAPITAL SURPLUS

The Company's outstanding capital stock consists entirely of common stock with a par value of ₩500. The number of authorized, issued and outstanding common shares as of June 30, 2001 and 2002 are as follows :

	2001	*2002*
		(Unaudited)
Authorized shares	220,000,000	220,000,000
Issued shares	89,152,670	89,152,670
Outstanding shares, net of treasury stock	85,512,934	84,299,698

The number of authorized shares of preferred stock as of June 30, 2002 is 5,500,000 shares, none of which is outstanding as of June 30, 2002.

Significant changes in common stock and additional paid-in capital in the six months ended June 30, 2001 and 2002 are as follows (in millions of Korean won, except for share data) :

	Number of shares Issued	Common stock	Additional paid-in capital
At December 31, 2000	89,152,670	₩44,576	₩3,736,253
At June 30, 2001	89,152,670	₩44,576	₩3,736,253
At December 31, 2001	89,152,670	₩44,576	₩3,736,253
Excess unallocated purchase price (note a)	-	-	(851,823)
At June 30, 2002 (Unaudited)	89,152,670	₩44,576	₩2,884,430

(note a) The excess unallocated purchase price of ₩299,121 million for the additional 19.2% equity interest acquired in 2001 and ₩646,978 million for the distribution of 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002, were deducted from other capital surplus (see below) and additional paid-in capital accounts in the amount of ₩94,276 million and ₩851,823 million, respectively, in accordance with Korean GAAP.

The details of other capital surplus as of June 30, 2001 and 2002 are as follows (in millions of Korean won) :

	2001	2002
		(Unaudited)
Consideration for stock warrants (note 1)	₩6,241	₩6,241
DR premium (note 2)	6,051	6,051
Excess unallocated purchase price	(13,730)	(94,276)
Gain on disposal of treasury stock (note 3)	-	81,984
Other (note 4)	170	(275)
	(₩1,268)	₩275

(note 1) Consideration for stock warrants was reclassified to other capital surplus as of the date the stock warrants were exercised.

(note 2) In 1996, the Company received a premium of ₩6,051 million upon issuance of depositary receipts (DRs) in exchange for 129,476 shares of common stock beneficially owned by a foreign shareholder, Tiger Management LLC.

(note 3) The gain on disposal of treasury stock of ₩81,984 million resulting from the distribution of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002 was recorded as an increase in other capital surplus.

(note 4) The Company's other capital surplus was increased or decreased to reflect the Company's share of an increase or decrease in capital surplus of affiliated companies which are accounted for by the equity method in the Company's consolidated financial statements.

14. RETAINED EARNINGS

The details of appropriated retained earnings as of June 30, 2001 and 2002 are as follows (in millions of Korean won) :

	2001	2002
		(Unaudited)
Legal reserve	₩11,400	₩17,200
Reserve for improvement of financial structure	33,000	33,000
Reserve for business rationalization	126,493	169,493
Reserve for loss on foreign investment	48,818	29,191
Reserve for loss on disposal of treasury stock	-	240,000
Reserve for technology development	301,300	365,300
Reserve for business expansion	1,776,738	2,525,738
Total	₩2,297,749	₩3,379,922

a. Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b. Reserve for Improvement of Financial Structure

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gains (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders' equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

c. Reserve for Business Rationalization

In accordance with the Tax Exemption and Reduction Control Law, the amount of tax benefit associated with certain tax exemptions and tax credits must be appropriated as a reserve for business rationalization. The reserve for business rationalization may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

d. Reserves for Loss on Foreign Investment, Loss on Disposal of Treasury Stock and Technology Development

Reserves for loss on foreign investment, loss on disposal of treasury stock and technology development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.

e. Reserve for Business Expansion

The reserve for business expansion is voluntary and was approved by the board of directors and shareholders.

15. TREASURY STOCK

Upon issuances of stock dividends and new common stock, the Company acquired fractional shares totaling 73,636 shares through 2000. In addition, the Company acquired 3,566,100 shares of treasury stock in the market for ₩789,667 million during the first half of 2001 in order to stabilize the market price of its stock. The acquired shares are recorded as a capital adjustment item within stockholders' equity.

On October 26, 2001 in accordance with the approval of its board of directors, the Company established trust funds with four Korean banks with a total funding of ₩1.3 trillion for the purpose of acquiring its shares at market prices. These funds purchased 2,674,580 shares of the Company's common stock, or approximately 3.0% of its outstanding shares, from Korea Telecom for ₩669,982 million on November 6, 2001 and 1,367,180 shares of the Company's common stock from SK Global Co., Ltd. for ₩350,698 million on January 31, 2002.

A loss on disposal of treasury stock of ₩155 million resulted from the disposal of 155,050 shares of treasury stock for ₩38,685 million during the second half of 2001 that had been acquired through the trust funds. The loss was reflected as a direct adjustment to unappropriated retained earnings.

On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. The cost of the treasury stock distributed was ₩584,646 million. Upon the merger with Shinsegi Telecomm, Inc., the Company acquired fractional shares totaling 4,179 shares for ₩1,036 million.

16. STOCK OPTIONS

On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ₩424,000 per share, 43,820 shares at an exercise price of ₩211,000 per share and 65,730 shares at an exercise price of ₩267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercised within two years from the first exercisable date. If the employees leave the Company within three years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, the Company will issue its common stock. There were no forfeited or expired stock options for the six months ended June 30, 2001 and 2002.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean financial accounting standards. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ₩500 for 2000, 2001 and 2002. Under these assumptions, total compensation cost is measured at ₩1,533 million for options granted in 2000, ₩237 million for options granted in 2001 and ₩3,247 million for options granted in 2002 and is recognized over the service period (three years). Such compensation cost of ₩282 million and ₩656 million for the six months ended June 30, 2001 and 2002, respectively, was charged to current operations and recorded as a capital adjustment.

The pro forma net income and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for the six months ended June 30, 2001 and 2002 are as follows :

	2001	2002
		(Unaudited)
Pro forma net income (in millions of Korean won)	₩518,732	₩906,439
Pro forma net income per common shares	5,868	10,754

17. OPERATING EXPENSES

The details of operating expenses for the six months ended June 30, 2001 and 2002 are as follows (in millions of Korean won) :

	2001	2002
		(Unaudited)
Labor	₩124,571	₩174,825
Commissions	612,685	888,140
Depreciation	694,522	634,129
Network interconnection	403,581	374,488
Leased line	168,858	144,340
Advertising	129,558	180,179
Cost of goods and materials sold	191,333	238,846
Other	391,878	383,989
Total	₩2,716,986	₩3,018,936

18. INCOME TAXES

The provision for income taxes for the six months ended June 30, 2001 and 2002 consists of the following (in millions of Korean won) :

	2001	2002
		(Unaudited)
Currently payable	₩188,192	414,272
Deferred	294,715	6,487
Provision for income taxes	₩482,907	₩420,759

The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes, for the six months ended June 30, 2001 and 2002 (in millions of Korean won) :

	2001	2002
		(Unaudited)
Income before income taxes	₩962,676	₩1,347,238
Additions (deductions) :		
Allowance for bad debts	27,163	456
Loss on impairment of investment securities	3,326	419
Accrued interest income	(489)	(3,299)
Foreign exchange loss	(5,993)	(3,991)
Depreciation	55,796	-
Equity in earnings of affiliates	(1,788)	(7,796)
Amortization of goodwill	64,331	64,394
Loss on impairment of tangible assets and intangible assets	-	7,733
Tax free reserves	(287,377)	-
Net operating loss carryforwards	(163,121)	(7,060)
Other	71,912	34,086
Net taxable income	₩726,436	₩1,432,180

	2001	2002
Corporate income taxes at statutory Korean corporate income tax rates of 28% in 2001 and 27% in 2002	203,360	386,653
Tax credit for investments, technology and human resource development and others	(39,435)	(12,047)
Corporate income taxes payable	163,925	374,606
Resident surtax payable	16,392	37,460
Special surtax for agriculture and fishery industries	7,875	2,206
Total income taxes payable	₩188,192	₩414,272

The difference between income taxes computed using the statutory Korean corporate income tax rates and the recorded income taxes for the six months ended June 30, 2001 and 2002 is attributable to the following (in millions of Korean won) :

	2001	2002
		(Unaudited)
Income taxes at statutory income tax rate of 28% in 2001 and 27% in 2002	₩269,549	₩363,755
Resident surtax payable	26,955	36,375
Tax credit for investments, technology and human resource development and others	(79,684)	(14,448)
Special surtax for agriculture and fishery industries	7,875	2,206
Goodwill amortization not deductible for tax purpose	19,814	19,833
Undistributed earnings (unrecognized deficit) of subsidiaries	(16,071)	4,421
Other permanent differences	8,936	1,968
Change in valuation allowance	245,533	6,649
Recorded income taxes	₩482,907	₩420,759
Effective tax rate	50.16%	31.23%

In the six months ended June 30, 2001, the valuation allowance for deferred tax assets increased by ₩ 245,533 million. The increase was primarily due to the need for a valuation allowance related to the Company's investments in Shisegi Telecomm, Inc., a subsidiary of the Company. On September 21, 2001, the Company's board of directors resolved to merge Shinsegi Telecomm, Inc. into the Company in January 2002, subject to an approval by the MIC, and retire all shares of Shinsegi Telecomm, Inc. owned by the Company upon the merger. Pursuant to the provisions of the current Korean Corporate Income Tax law, the merged company cannot transfer to the merging company's certain temporary differences, such as depreciation, and net operating loss carryforwards. Further to the provisions of the current Korean Corporate Income Tax Law, the merging company cannot utilize the unrecognized deficit of a merged former subsidiary when the merging company retires all shares of such subsidiary owned by the merging company. Therefore, the Company has provided a valuation allowance of ₩241,877 million during the six months ended June 30, 2001.

The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at June 30, 2001 and 2002 are as follows (in millions of Korean won) :

	2001	2002
		(Unaudited)
Allowance for doubtful accounts	₩45,963	₩44,419
Write-off of doubtful accounts	6,096	7,994
Marketable securities	(780)	-
Accrued interest income	(3,285)	(3,230)
Depreciation	103,985	13,412
Loss on impairment of investment securities	26,616	25,631
Foreign translation loss	5,549	4,600
Equity in losses (earnings) of affiliates	5,824	(12,002)
Unrecognized deficit (undistributed earnings) of subsidiaries	57,052	(8,395)
Tax free reserve for loss on foreign investments	(775)	-
Tax free reserve for technology development	(75,731)	(76,873)
Tax free reserve for loss on disposal of treasury stock	(72,963)	(70,359)
Tax credit carryforwards	36,955	33,159
Net operating loss carryforwards	135,961	10,974
Other	(10)	14,974
Total deferred tax assets (liabilities)	₩270,457	(₩15,696)
Valuation allowance for :		
Depreciation	(₩88,155)	₩-
Unrecognized deficit of subsidiaries	(63,136)	-
Equity in losses of affiliates	(6,701)	-
Net operating loss carryforwards	(83,201)	(10,912)
Other	(5,984)	(3,288)
Net deferred tax assets (liabilities)	₩23,280	(₩29,896)

The tax effect of net operating loss carryforwards and tax credit carryforwards will expire as follows (in millions of Korean won) :

Year ending December 31,	Net Operating loss carryforwards	Tax credit carryforwards
	(Unaudited)	(Unaudited)
2002	₩-	₩873
2003	-	23,913
2004	-	3,961
2005	1,682	2,907
2006	6,753	54
2007	2,539	1,451
Total	₩10,974	₩33,159

19. NET INCOME PER SHARE

Net income per share for the six months ended June 30, 2001 and 2002 is computed as follows :

	2001	2002 (Unaudited)
Net income (in millions of Korean won)	₩509,313	₩907,974
Weighted average number of common shares outstanding	88,404,417	84,289,973
Net income per share	₩5,761	₩10,772

The weighted average number of common shares outstanding for the six months ended June 30, 2001 and 2002 is calculated as follows :

	Number of shares	Weighted number of days	Weighted number of shares
For the six months ended June 30, 2001 :			
At January 1, 2001	₩89,152,670	181/ 181	₩89,152,670
Treasury stock, at the beginning of period	(73,636)	181/ 181	(73,636)
Increase in treasury stock, net	(3,566,100)	(note 1)	(674,617)
Total	₩85,512,934		₩88,404,417
For the six months ended June 30, 2002 (Unaudited) :			
At January 1, 2002	89,152,670	181/181	89,152,670
Treasury stock, at the beginning of period	(6,159,266)	181/181	(6,159,266)
Distribution of treasury stock for merger with Shinsegi	2,673,474	165/181	2,437,145
Purchase of treasury stock	(1,367,180)	151/181	(1,140,576)
Total	₩84,299,698		₩84,289,973

(note 1) The treasury stock was acquired or disposed of on several different dates during the six months ended June 30, 2001 and the weighted number of shares was calculated considering each transaction date.

Diluted income per share for the six months ended June 30, 2001 and 2002 is computed as follows :

	2001	2002 (Unaudited)
Adjusted net income (in millions of Korean won)	₩509,313	₩908,013
Adjusted weighted average number of common shares outstanding (note 2)	88,404,417	84,299,124
Net income per share-diluted (in Korean won)	₩5,761	₩10,771

(note 2) In the six months ended June 30, 2002, for the calculation of diluted income per share, net income and weighted average number of common shares outstanding are adjusted assuming the exercise of stock options on January 1, 2002. In the six months ended June 30, 2001, the assumed exercise of stock options was not reflected in diluted earnings per share because the exercise price as of June 30, 2001 exceeded the average market price of common stock for the period.

The numerator and denominator of basic and diluted income per share for the six months ended June 30, 2002 are as follows :

	Net income (in millions of Korean won)	Weighted average number of shares	Per-share amount (in Korean won)
	(Unaudited)	(Unaudited)	(Unaudited)
Basic income per share	₩907,974	84,289,973	₩10,772
Effect of stock options	39	9,151	
Diluted income per share	₩908,013	84,299,124	₩10,771

20. COMMITMENTS AND CONTINGENCIES

a. The Company and its subsidiary have credit lines with several local banks that provide for borrowings of up to ₩1,409,800 million. At June 30, 2002, the borrowings under these credit lines were ₩483,700 million at an average interest rate of approximately 5.1%. The net availability under these credit lines was ₩926,100 million.

b. At June 30, 2002, the Company's property and equipment (land, buildings and machinery), amounting to ₩66,696 million in carrying value, are pledged as collateral for borrowings from Korea Development Bank. In addition, the Company has provided one blank check and one blank note to Shinhan Capital Co., Ltd. and 1st Hanareum Securitization Specialty, LLC, respectively, as collateral for guarantees of the Company's obligations under lease agreements.

c. At June 30, 2002, the Company and its subsidiaries have outstanding guarantee deposits for their checking accounts totaling ₩66 million.

d. On June 21, 2002, the Company sold ₩631,447 million of accounts receivable from its mobile phone dealer financing plan to Nate First Special Purpose Company for ₩620,506 million and recorded a loss on disposal of accounts receivable-other of ₩10,941 million. Related to this asset-backed securitization transaction, the Company has an obligation to repurchase receivables up to 11.5%, if receivables become past due for 3 months or the debtors become insolvent. At June 30, 2002, the outstanding accounts receivable sold to Nate Special Purpose Company was ₩536,990 million.

e. *In accordance with the approval of its board of directors dated June 28, 2002, the Company entered into* an agreement with Korea Digital Cable Media Center Co., Ltd., ("KDMC"), a consortium of several Korea cable-operators, to offer digital content services. The Company expects to acquire an approximately 40% interest in KDMC for approximately ₩40 billion by the end of 2002.

21. INSURANCE

At June 30, 2002, certain of the Company and its subsidiaries' assets are insured with local insurance companies as follows (in millions of Korean won) :

Asset	Risk	Book value	Coverage
		(Unaudited)	(Unaudited)
Property and equipment, Inventory	Fire and comprehensive liability	₩5,476,366	₩5,245,023

22. TRANSACTIONS WITH AFFILIATED COMPANIES

In the normal course of business, the Company and its subsidiaries use certain telecommunication facilities owned by KT Corporation (a shareholder) and engage in other transactions with affiliates. Total expenses charged by KT Corporation related to use of certain telecommunication facilities owned by KT Corporation amounted to ₩74.3 billion and ₩42.7 billion for the six months ended June 30, 2001 and 2002, respectively.

Significant related party transactions and balances with affiliated companies as of and for the six months ended June 30, 2001 and 2002 were as follows (in millions of Korean won) :

Description	Six months ended June 30,	
	2001	2002
		(Unaudited)
Transactions		
SK Engineering & Construction Co., Ltd. :		
Construction (note 1)	₩36,242	₩76,141
Commissions paid	209	1,199
Commission income and other income	238	442
SK Global :		
Purchases of property and equipment	24,696	9,855
Commissions paid and other expenses	9,582	34,691
Sales of handsets and other income	97,910	203,913
SK Corporation :		
Purchases of property and equipment	1,750	-
Commissions paid and other expenses	17,277	26,334
Commission income and other income	961	2,172
Kyocera Corp. :		
Commissions paid and other expenses	2,658	2,108
Commission income and other income	222	21,217
SK Global Japan :		
Purchases of property and equipment	36	-
Purchases of raw materials for handsets and other expenses	47,811	5,462
SK Telesys :		
Purchases of property and equipment	21,589	47,390
Commissions paid and other expenses	577	19
Commission income and other income	17	224
Widerthan.com :		
Commissions paid and other expenses	6,597	12,305
SK C&C :		
Purchase of property and equipment	48,879	30,357
Commissions paid and other expenses (note 2)	101,085	102,858
Commission income and other income	3,271	3,387

Description	2001	2002
		(Unaudited)
Balances		
SK Engineering & Construction Co.,Ltd. :		
Accounts receivable	₩38	₩71
Accounts payable	4,442	3,374
Other payables	90	130
SK Global :		
Accounts receivable	34	4,008
Other receivables	128	188
Accounts payable	15,619	12,031
Other payables	393	471
SK Corporation :		
Accounts receivable	57	499
Other receivables (Note 3)	80,113	79,611
Accounts payable	5,719	10,085
Other payables	6,290	9,885
Kyocera Corp. :		
Accounts receivable	211	16,010
Other receivables	-	322
Accounts payable	999	877
Other payables	-	1,084
SK Global Japan :		
Accounts payable	3,151	3,341
SK Life Insurance Co., Ltd. :		
Deposits for severance indemnities	27,984	35,283
Accounts receivable	27	28
Other receivables	4,087	60
Other payables	786	786
SK Telesys :		
Accounts receivable	3	7
Accounts payable	21,504	41,283
SK C&C :		
Accounts receivable	-	-
Other receivables	117	1,120
Accounts payable	-	-
Other payables	11,083	48,602

(note 1) The Company is a party to several contracts with SK Engineering and Construction related to the construction of its new corporate headquarters at Ulchiro 2-ga, Choonro-gu, Seoul. The Company expects that construction of its new headquarters will be completed by the end of 2003. The total contract price for the demolition of existing buildings on the site and construction of the new building is ₩154 billion.

(note 2) The Company and certain subsidiaries are party to an agreement with SK C&C, pursuant to which SK C&C provides them with information technology services. This agreement will expire on December 31, 2009, but may be terminated by the Company and certain subsidiaries without cause on six months notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by the Company and certain subsidiaries. The Company and certain subsidiaries also enter into agreements with SK C&C from time to time for specific information technology-related projects.

(note 3) On December 19, 2000, the Company entered into an agreement with SK Corporation for the sale and leaseback of the Company's head office with the lease period from December 19, 2001 to March 31, 2004. Under the lease agreement, in January 2001 the Company deposited refundable leasehold key money of ₩80,113 million and, as a result there will be no rent payment for the remaining lease period. The net book value of the land and building totaling ₩170,482 million has been removed from the accounts and a loss on the disposal of approximately ₩5,882 million was recognized in 2000.

23. UNCERTAINTIES IN BUSINESS ENVIRONMENT

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company and its subsidiaries may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying consolidated financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company and its subsidiaries. Actual results may differ materially from management's current assessment.

24. SUBSEQUENT EVENTS

In accordance with the approval of its board of directors dated June 28, 2002, on July 12 and August 29, 2002, the Company issued unguaranteed domestic bonds with face amounts tataling ₩400,000 million and an annual interest rate of 6%, for ₩392,020 million. The final maturity date of such bonds are July 12, 2007 for ₩200,000 million and August 29, 2007 for ₩200,000 million, respectively.

On August 13, 2002, the Company purchased a 43.3% interest in Lycos Korea, one of Korea's leading internet portals. In August 2002, the Company subscribed for additional shares in Lycos Korea to increase its interest in Lycos Korea to 78.3%. These investments have an aggregate cost of approximately ₩44,670 million.

25. NETWORK INTERCONNECTION CHARGES

The Company's networks interconnect with the public switched telephone networks operated by KT Corporation and Hanaro and, through their networks, with the international gateways of KT Corporation, DACOM and Onse, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable the Company's subscribers to make and receive calls from telephones outside the Company's networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks for purposes of offering other services. If the new service provider desires interconnection and the incumbent service provider is unable to reach an agreement within 90 days, the new service provider can appeal to the Korean Communications Commission, a government agency under the MIC.

For the six months ended June 30, 2001 and 2002, such interconnection revenues amounted to ₩646.5 billion and ₩528.4 billion, respectively, while aggregate interconnection expenses amounted to ₩403.6 billion and ₩374.5 billion, respectively.

26. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Korea ("Korean GAAP"), which differ in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant differences are described below. Other differences do not have a significant effect on either consolidated net income or shareholders' equity.

a. Deferred Income Taxes (see Note 2)

Under U.S. GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of related assets or liability for financial reporting purposes. Under Korean GAAP, deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

In addition, U.S. GAAP does not allow recognition of deferred tax assets on the difference between the tax bases and financial statement bases of investments in subsidiaries unless it is apparent that the difference will reverse in the foreseeable future which has generally been interpreted to be one year. Such deferred tax assets totaling ₩9,045 million and ₩11,058 million as of June 30, 2001 and 2002, respectively, have been recognized for Korean GAAP purposes.

b. Deferred Charges (see Note 2)

Korean GAAP requires that bond issuance costs be deducted from proceeds of bonds, pre-operating costs be charged to expenses as incurred and organization costs and certain research and development costs be reclassified to intangible assets. Under U.S. GAAP, bond issuance costs are capitalized and amortized over the redemption period of the related obligation and stock issuance costs are charged to shareholders' equity whereas other deferred charges such as pre-operating costs and research and development costs are charged to expense as incurred.

c. Leases

Through 1998, leases whose present value of minimum lease payments exceed 90% of the fair market value of the leased equipment were not capitalized under Korean GAAP, but are capitalized under U.S. GAAP. Therefore, with respect to lease contracts entered into prior to January 1, 1999, certain adjustments for equipment, obligations under capital leases, interest on capital leases and depreciation are required.

d. Marketable Securities and Investments Securities (see Note 2)

Under Korean GAAP, marketable securities and investment equity securities in listed companies are stated at market value; and investment equity securities in non-listed companies are stated at cost.

Under U.S. GAAP, Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities", requires that equity securities with readily determinable fair values and all debt securities be classified into three categories and accounted for as follows :

- Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in income.

- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income.

Under U.S. GAAP, marketable securities are classified as trading securities. Investment securities are classified as either available-for-sale or held-to-maturity securities. Gross proceeds from the sale of such securities were ₩504,133 million and ₩274,744 million for the six months ended June 30, 2001 and 2002, respectively. Gross realized gains were ₩13 million and ₩6,603 million for the six months ended June 30, 2001 and 2002, respectively. Gross realized losses were ₩650 million and ₩2 million for the six months ended June 30, 2001 and 2002, respectively.

Information with respect to marketable securities affected by SFAS No. 115 at June 30, 2001 and 2002 is as follows (in millions of Korean won) :

	Cost (amortized cost)	Gross unrealized gains	Gross unrealized losses	Fair value
At June 30, 2001 :				
Debt securities	₩290,019	₩ -	₩ -	₩290,019
At June 30, 2002 (Unaudited) :				
Debt securities	₩771,469	₩ -	₩ -	₩771,469

Information with respect to investment securities affected by SFAS No. 115 at June 30, 2001 and 2002 is as follows (in millions of Korean won) :

	Cost (amortized cost)	Gross unrealized gains	Gross unrealized losses	Fair value
At June 30, 2001:				
Equity securities	₩167,669	₩ -	₩106,166	₩61,503
Debt securities	61,934	-	-	61,934
	₩229,603	₩ -	₩106,166	₩123,437

	Cost (amortized cost)	Gross unrealized gains	Gross unrealized losses	Fair value
At June 30, 2002 (Unaudited) :				
Equity securities	₩1,767,975	₩ -	₩258,245	₩1,509,730
Debt securities	404,369	-	-	404,369
	₩2,172,344	₩ -	₩258,245	₩1,914,099

Investment equity securities are carried at fair value for Korean GAAP purposes as all such investments are in listed companies. All investment debt securities are classified as held to maturity.

Under Korean GAAP, the subsequent recovery of impaired investment securities results in an increase of their carrying amount up to the original acquisition cost. Under U.S. GAAP, the subsequent increase of carrying amount of the impaired and written down investment securities is not allowed.

e. *Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed*

U.S. GAAP (SFAS No. 144) requires entities to perform separate calculations for long-lived assets to be held and used in order to determine whether recognition of an impairment loss is required and, if so, to measure the impairment. For assets held for use, if the sum of expected future cash flows (undiscounted and without interest charges) is less than the asset's carrying value, an impairment loss is recognized, but if the sum of the expected future cash flows is greater than an asset's carrying value, an impairment loss is not recognized. Measurement of an impairment loss is based on the fair value of the asset. An impairment loss creates a new book basis and subsequent recoveries of the fair value are not recognized. U.S. GAAP also generally requires long-lived assets to be disposed of to be reported at the lower of the carrying value or fair value less selling expense.

Through 1998, Korean GAAP had no specific provisions for accounting for impairment of long-lived assets and long-lived assets to be disposed of. Effective January 1, 1999, Korean GAAP was revised to require that impairment loss should be recorded in a manner similar to U.S. GAAP.

At June 30, 2001 and 2002, the Company determined that there have been no significant events or changes in circumstances indicating that the carrying amount of long-lived assets might not be recoverable.

f. Comprehensive Income

Under Korean GAAP, there is no requirement to present comprehensive income. Under US GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders' equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations.

g. Dividends

Korean GAAP requires that proposed cash dividends be recorded as an other current liability. Under U.S. GAAP, a liability for cash dividends is not recorded until the dividends are approved.

h. Business Combinations and Intangible Assets

Effective July 1, 2001, U.S. GAAP requires the use of the purchase method of accounting for all business combinations. Resulting goodwill and intangible assets with indefinite lives are no longer amortized; however, they will be subject to annual impairment tests as prescribed by the Statement. The Company believes there is no impairment of such assets at June 30, 2002. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

Under Korean GAAP, business combinations involving other than commonly controlled entities are accounted for as either a purchase or a pooling of interests, depending on the specific circumstances. In a purchase combination, the difference between the purchase consideration and the fair value of the net assets acquired is accounted for as goodwill or as negative goodwill. Goodwill and all other intangible assets are amortized over its estimated economic life, not to exceed 20 years.

i. Cumulative Effect of Accounting Changes

Under Korean GAAP, the cumulative effect of accounting changes is reflected in beginning retained earnings in the earliest period presented. Under U.S. GAAP, such change is generally reflected in net income in the period of change (after extraordinary items and before net income).

j. Determination of Acquisition Cost of Equity Interest in Subsidiary

Under U.S. GAAP, when a parent company acquires an equity interest in a subsidiary in exchange for newly issued common stock of the parent company, the acquisition cost of the equity interest in a subsidiary is determined at the market price of the parent company's common stock for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under Korean GAAP, the acquisition cost is determined at the closing market price of the parent company's common stock when the common stock is actually issued. In addition, there are certain other differences in the methods of allocating costs to assets acquired.

Due to such GAAP differences, for U.S. GAAP purposes, intangibles resulting from the acquisition of Shinsegi Telecomm, Inc. increased by ₩241,069 million, which resulted in an increase in amortization of intangibles by ₩14,409 million for the six months ended June 30, 2001.

k. Additional Equity Investment in Subsidiaries

Under Korean GAAP, when additional interest is acquired after acquiring a majority interest in a subsidiary, the differences between the Company's acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, the cost of an additional interest would be allocated based on the fair value of net assets acquired, with the excess allocated to goodwill.

l. Capitalization of Foreign Exchange Losses (or Gains) and interest expenses

Under Korean GAAP, foreign exchange losses (or foreign exchange gains) incurred on debt used to finance the construction of property, plant and equipment are capitalized (or offset against property additions). Under U.S. GAAP, such foreign exchange losses (or gains) are charged to current operations as incurred.

Under Korean GAAP, interest expense incurred on debt used to finance the purchase of intangible assets is capitalized until the asset is put in use. Under U.S. GAAP, such interest expense is charged to current operations as incurred.

m. Nonrefundable Activation Fees

For U.S. GAAP purposes, effective January 1, 2000, the Company and its subsidiaries adopted the provisions of the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". As a result of the adoption of SAB No. 101, the Company and its subsidiaries now defer nonrefundable activation revenues and costs and amortize them over the expected term of the customer relationship, which ranges from 57 months to 89 months for the Company's subscribers and which is 41 months for the former subscribers of Shinsegi Telecomm, Inc. Previously, these revenues and costs were recognized when the activation service was performed.

Under Korean GAAP, there is no specific provision for the recognition of such activation fees and the Company and its subsidiaries recognize these revenues and costs when the activation service is performed.

n. Gain or Loss on Disposal of Subsidiary's Stock

Under Korean GAAP, gains or losses on disposal of investments in common stock of subsidiaries are not recognized in the consolidated income statement but included in capital surplus, until such subsidiary has been excluded as a majority-owned subsidiary. Under U.S.GAAP, such gains or losses on disposal of the investments in common stock of subsidiary are recognized in the income statement at the time of disposal of such investments.

o. Employee Stock Option Compensation Plan

For Korean and U.S. GAAP purposes, the Company charges to expense the value of stock options granted.

Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options, which results in measurement at minimum value. Under U.S. GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options.

The weighted average fair value of options granted in 2000, 2001 and 2002 were ₩210,000 per share, ₩ 120,070 per share and ₩48,724 per share, respectively.

p. Loans Receivable for Stock Issued to Employee's Investor Association

U.S. GAAP requires that notes received for capital stock be reported as a reduction of stockholder's equity, while Korean GAAP allows for recording such receivables as an asset.

q. Discount on Leasehold Deposits

Under U.S. GAAP, when cash and other rights are exchanged for notes, notes (receivables or payables that represent contractual rights to receive money or contractual obligations to pay money on fixed or determinable dates, whether or not there is a stated provision for interest) should be stated at their present value and the difference between the face amount and the present value should be deducted from or added to the face amount of the note as a discount or premium and amortized over the term using effective interest method. Thus, leasehold key money deposits are stated at their present value. Under Korean GAAP, the leasehold key money deposits are stated at their face amounts.

r. Asset Securitization Transactions

Under U.S. GAAP, a transfer of financial assets in an asset securitization is accounted for as a sale only if all three of the following conditions are met;

- The transferred assets have been isolated from the transferor and put beyond the reach of the transferor, or any consolidated affiliated of the transferor, and their creditors even in the event of bankruptcy or receivership of the transferor or any consolidated affiliate.
- The transferee is a qualifying special-purpose entity ("QSPE") and each holder of its beneficial interests (including both debt and equity securities) has the right to pledge, or the right to exchange its interests. If the issuing vehicle is NOT a QSPE, then sale accounting is only permitted if the issuing vehicle itself has the right to pledge or the right to exchange the transferred assets.
- The transferor does not effectively maintain control over the transferred assets either through;
  (a) an agreement that calls for the transferor to repurchase the transferred assets (or to buy back securities of a QSPE held by third-party investors) before their maturity or
  (b) the ability to unilaterally cause the SPE or QSPE to return specific assets; other than through a cleanup call.

In addition, under U.S. GAAP, unless a transferee is a QSPE, a transferee with nominal capital investment is generally consolidated into the transferor.

However, under Korean GAAP, when a transfer of financial assets in an asset securitization is conducted in accordance with the Korean Asset Securitization Act, such tranfer is generally accounted for as a sale of financial assets and the securitization vehicle is generally not consolidated into the transferor.

s. Presentation of Minority Interest as a Component of Shareholders' Equity

The Korean GAAP requires the classification of minority interest in equity of consolidated affiliates as a component of shareholders' equity. Under U.S. GAAP, minority interest in equity of consolidated affiliates is presented as separately form shareholders' equity.

The following reconciles net income for the six months ended June 30, 2001 and 2002 and shareholders' equity as of June 30, 2001 and 2002 under Korean GAAP as reported in the consolidated financial statements to the net income and shareholders' equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts) :

	Six months ended June 30,	
	2001	2002
		(Unaudited)
Net income based on Korean GAAP	₩509,313	₩907,974
Adjustments :		
Deferred income taxes	47,544	25,962
Deferred charges	(2,106)	336
Capital leases	70	1,000
Intangible assets	(14,409)	60,234
Capitalization of foreign exchange losses and interest expenses	(5,458)	(44,943)
Nonrefundable activation fees	(9,111)	(54,018)
Stock option compensation plan	(748)	(1,534)
Loss on sale of accounts receivable and other in asset securitization	-	10,194
Discount on leasehold deposit	(160)	(22)
Net income based on U.S. GAAP	₩524,935	₩905,183
Weighted average number of common shares outstanding	88,404,417	84,289,973
Earnings per share based on U.S.GAAP:		
Basic earnings per share	₩5,938	₩10,739
Diluted earnings per share	₩5,938	₩10,738

	June 30,	
	2001	2002
		(Unaudited)
Shareholders' equity based on Korean GAAP Adjustments :	₩6,413,890	₩6,495,504
Deferred income taxes	39,291	118,073
Deferred charges	(4,021)	(3,581)
Capital leases	326	1,690
Intangible assets	231,350	1,117,254
Capitalization of foreign exchange losses and interest expenses	(14,635)	(52,931)
Nonrefundable activation fees	(32,287)	(141,967)
Loss on sale of accounts receivable and other in asset securitization	-	10,194
Discount on leasehold deposits	(160)	(344)
Recovery of impaired investment securities	-	(81)
Loans receivable for stock issued to employees' investor association	(82,699)	(61,212)
Minority interest in equity of consolidated affiliates	(713,665)	(696,905)
Shareholders' Equity based on U.S. GAAP	₩5,837,390	₩6,785,694

Changes in shareholders' equity based on U.S. GAAP for the six months ended June 30, 2001 and 2002 are as follows (in millions of Korean won) :

	2001	2002
		(Unaudited)
Balance, beginning of the period	₩6,117,907	₩5,820,051
Net income	524,935	905,183
Dividends	(48,103)	(57,265)
Unrealized gains (losses) on valuation of securities, net of tax	14,519	(121,262)
Equity in capital surplus, retained earnings and capital adjustments of affiliates	9,879	3,254
Treasury stock transactions	(789,667)	220,222
Foreign-based operations' translation credit	484	3,594
Stock compensation plan	1,030	2,190
Decrease in loans receivable for stock issued to employees' investor association	6,406	9,727
Balance, end of the period	₩5,837,390	₩6,785,694

A reconciliation of the significant balance sheet accounts except for the above listed shareholders' equity items to the amounts determined under U.S. GAAP as of June 30, 2001 and 2002 is as follows (in millions of Korean won) :

	2001	2002 (Unaudited)
Current assets :		
As reported	₩2,872,720	₩3,788,185
U.S. GAAP adjustments		
- deferred income taxes	56,782	69,938
- discount on leasehold depoists	4,658	4,843
- Asset-backed securitization transaction	-	578,397
As adjusted	2,934,160	4,441,363
Non-current assets :		
As reported	8,572,569	10,639,549
U.S. GAAP adjustments		
- deferred income taxes	(11,805)	-
- recovery of impaired investment securities	-	(115)
- loans receivable for stock issued to employees' investor association	(82,699)	(61,212)
- intangible assets	231,350	1,121,233
- capital lease	13,984	8,474
- capitalization of foreign exchange losses and interest expenses	(30,006)	(60,043)
- deferred charges	(616)	4,336
- discount on leasehold deposits	(4,819)	(5,187)
- Asset-backed securitization transaction	-	(40,506)
As adjusted	8,687,958	11,606,529
Total assets based on U.S. GAAP	₩11,622,118	₩16,047,892
Current liabilities :		
As reported	₩3,339,099	₩4,121,968
U.S. GAAP adjustments		
- deferred charges	405	181
- business combination fair value adjustments	-	1,274
- nonrefundable activation fees	8,946	32,795
- Asset-backed securitization transaction	-	527,697
As adjusted	3,348,450	4,683,915
Long-term liabilities :		
As reported	1,692,300	3,810,262
U.S. GAAP adjustments		
- deferred charges	3,488	8,164
- nonrefundable activation fees	26,250	118,301
- capital leases	13,344	6,209
- business combination fair value adjustments	-	2,705
- deferred income taxes	-	(52,918)
As adjusted	1,735,383	3,892,723
Total liabilities based on U.S. GAAP	₩5,083,833	₩8,576,638

	2001	2002
		(Unaudited)
Minority interests :		
As reported	₩713,665	₩696,905
U.S. GAAP adjustments		
- deferred charges	(488)	(428)
- capital lease	314	575
- capitalization of foreign exchange losses	(15,372)	(7,112)
- nonrefundable activation fee	(2,908)	(9,129)
- deferred income tax	5,684	4,783
- recovery of impaired investment securities	-	(34)
Total minority interests based on U.S. GAAP	₩700,895	₩685,560

The following table reconciles cash flows from operating and financing activities for the six months ended June 30, 2002 under Korean GAAP, as reported in the consolidated financial statements to cash flows from operating and financing activities for the six months ended June 30, 2002 under U.S. GAAP (in millions of Korean won) :

	Operating activities	Financing activities
	(Unaudited)	(Unaudited)
Cash flows based on Korean GAAP :	₩2,098,642	₩113,630
Adjustments :		
Reclassification of asset securitization transaction from operating activities to financing activities	(539,093)	539,093
Cash flows based on US GAAP	₩1,559,549	₩652,723

27. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a. Income Taxes

Income tax expense under U.S. GAAP for the six months ended June 30, 2001 and 2002 is as follows (in millions of Korean won) :

	2001	2002
		(Unaudited)
Currently payable	₩188,192	₩414,272
Deferred	248,187	(19,474)
	₩436,379	₩394,798

The difference between the actual income tax expense and the tax expense computed by applying the statutory Korean corporate income tax rates to income before taxes for the six months ended June 30, 2001 and 2002 is attributable to the following (in millions of Korean won) :

	Six months ended June 30,	
	2001	2002
		(Unaudited)
Income taxes at statutory income tax rate of 28% in 2001 and 27% in 2002	₩261,534	₩355,991
Resident surtax payable	26,153	35,599
Tax credit for investments, technology and human resource development and others	(79,684)	(14,448)
Special surtax for agriculture and fishery industries	7,875	2,206
Amortization of intangible assets not deductible for tax purpose	24,252	-
Undistributed earnings of subsidiaries	(16,071)	4,421
Other permanent differences	11,954	4,380
Change in valuation allowance	200,366	6,649
Recorded income taxes	₩436,379	₩394,798
Effective tax rate	46.70%	29.94%

The tax effects of temporary differences that resulted in the deferred tax assets at June 30, 2001 and 2002 computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won) :

	2001	2002
		(Unaudited)
Current :		
Allowance for doubtful accounts	₩45,963	₩44,419
Write-off of doubtful accounts	6,096	7,994
Marketable securities	(780)	-
Accrued income	(3,285)	(3,230)
Accrued expenses and other	8,787	20,755
	56,781	69,938
Non-current		
Depreciation	24,874	15,416
Loss on impairment and valuation of investment securities (note 1)	59,315	99,405
Foreign exchange losses	5,549	4,600
Equity in losses (earnings) of affiliates	(877)	(12,002)
Undistributed earnings of subsidiaries	(15,129)	(19,453)
Tax free reserve for loss on foreign investments	(775)	-
Tax free reserve for technology development	(75,731)	(76,873)
Tax free reserve for loss on disposal of treasury stock	(72,963)	(70,359)
Tax credit carryforwards	36,955	33,159
Net operating loss carryforwards	52,760	62
Deferred charges and other	(2,503)	49,068
	11,475	23,023
Total deferred tax assets	₩68,256	₩92,961

(note 1) As of June 30, 2001 and 2002, unrealized loss on valuation of investment securities has been recorded as a separate component of shareholders' equity, net of tax effect of ₩32,699 million and ₩73,740 million, respectively.

b. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of June 30, 2001 and 2002 for which it is practicable to estimate that value :

Cash and Cash Equivalents, Accounts Receivable (trade and other), Accounts Payable and Short-term Borrowings

The carrying amount approximates fair value because of the short maturity of those instruments.

Marketable Securities and Investment Securities

For investments in non-listed companies' stock, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to these investments is provided in Note 4. The fair value of investments in public bonds and other marketable securities are estimated based on quoted market prices for those or similar investments.

Korea Electric Power Corp. ("KEPCO"), the parent company of Powercomm Co., Ltd. ("Powercomm"), has announced its intention to sell a thirty percent interest in Powercomm. As a result of this potential transaction, the fair value of the Company's investments in the common stock of Powercomm may be determinable and an impairment loss on the investment may be recognized.

Long-Term Bank Deposits

The carrying amount approximates fair value based on a review of interest rates currently available for similar deposits.

Long-Term Loans

The fair value of long-term loans is estimated by discounting the future cash flows using the current interest rate of time deposits with similar maturities.

Bonds Payable, Long-Term Borrowings, Long-Term Payables – Other and Obligations under Capital Leases

The fair value of these liabilities is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

The following summarizes the carrying amounts and fair values of financial instruments as of June 30, 2001 and 2002 (in millions of Korean won) :

	2001		2002	
	Carrying amount (note a)	Fair value	Carrying amount (note a)	Fair value
			(Unaudited)	(Unaudited)
Financial assets :				
Cash and cash equivalents and short-term financial instruments	₩1,012,398	₩1,012,398	₩877,847	₩877,847
Marketable securities	290,019	290,019	771,469	771,469
Accounts receivable (trade and other)	1.449,542	1,449,542	2,562,195	2,562,195
Investment securities :				
Listed equity and debts	123,437	123,437	1,914,100	1,914,100
Non listed equity	320,808	N/A	329,256	N/A
Long-term bank deposits	77	77	66	66
Long-term loans	13,658	10,243	1,077	807
	₩3,209,939		₩6,456,010	
Financial liabilities :				
Accounts payable	₩912,115	₩912,115	₩1,013,236	₩1,013,236
Short-term borrowings	733,005	733,005	2,218,887	2,218,887
Bonds payable, long-term borrowings, long-term payables - other and obligations under capital leases including current portion	2,539,203	2,604,003	4,047,317	4,076,784
	₩4,184,323		₩7,279,440	

(note a) These carrying amounts represent the approximate amounts determined under U.S. GAAP.

c. Revenue Recognition Policy

The revenues of the Company and its subsidiaries are principally derived from telecommunication service revenue and mobile phone sales. Telecommunication service consists of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees and costs are deferred and amortized over the expected term of the customer relationship.

The Company's subsidiaries also sell mobile phones to customers and mobile phone sales are recognized at the time products are delivered.

d. Comprehensive Income

Comprehensive income for the six months ended June 30, 2001 and 2002 is as follows (in millions of Korean won) :

	2001	2002
		(Unaudited)
Net income	₩524,935	₩905,183
Other comprehensive income :		
Unrealized gain (loss) on investment securities	14,519	(121,262)
Foreign-based operations translation credit	484	3,595
Total other comprehensive income	15,003	(117,667)
Comprehensive income	₩539,938	₩787,516

f. New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The adoption of SFAS No. 143 is effective for the Company in the first quarter of 2003. The Company does not expect the adoption of SFAS No. 143 to have a significant impact on the Company's future results of operations or financial position.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, which rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishments of Debts, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements, and SFAS No. 44, Accounting for Intangible Assets of Motor Carries. SFAS No. 145 also amends SFAS No. 13, Accounting for Lease. The Company believes such rescissions and amendments described above will not have a significant impact on its future results of operations or financial position.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan. The Company is required to implement SFAS No. 146 on January 1, 2003. Management has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.

By: 

Name: Sung Hae Cho
Title: Vice President,
Investor Relations Office

Date: September 30, 2002

Exhibit 1

Ahn Kwon & Co.
4~7, 10, 11, 13th Fl., Tae Young Bldg.,
252-5, Kongdeok-Dong, Mapo-Gu,
Seoul, Korea
Mapo P.O.Box 124

Telephone : 82(2)3271-3000
Facsimile : 82(2)3271-3100, 3200, 3400
www.ahnkwon.co.kr

Deloitte Touche Tohmatsu

AWARENESS LETTER

We have made a review, in accordance with standards established by the American Institute of Certified Public Accountants, of the unaudited consolidated interim financial information of SK Telecom Co., Ltd. and its subsidiaries for the six months ended June 30, 2002, as indicated in our report dated August 29, 2002; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which is included in your repot on Form 6-K relating to the first half results of 2002, is incorporated by reference in Registration Statements on Form F-3 (File Nos. 333-14102, 333-91034 and 333-99073) of SK Telecom Co., Ltd.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statements prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.



Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu
Seoul, Korea

September 30, 2002

Exhibit 2

Ahn Kwon & Co.
4~7, 10, 11, 13th Fl., Tae Young Bldg.,
252-5, Kongdenk-Dong, Mapo-Gu,
Seoul, Korea
Mapo P.O.Box 124

Telephone : 02(2)3271-3000
Facsimile : 82(2)3271-3100, 3200, 3400
www.ahnkwon.co.kr

Deloitte Touche Tohmatsu

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements on Form F-3 (File Nos. 333-14102, 333-91034 and 333-99073) of SK Telecom Co., Ltd. of our report dated December 6, 2001, appearing in the Report on Form 6-K of SK Telecom Co., Ltd. relating to the first half results of 2002.

Ahn Kwon & Co.

Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu
Seoul, Korea

September 30, 2002